UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

[Translation]

(Securities Code: 8411)

June 3, 2011

To Shareholders

Takashi Tsukamoto

President & CEO

Mizuho Financial Group, Inc.

5-1, Marunouchi 2-chome,

Chiyoda-ku,Tokyo

CONVOCATION NOTICE OF

THE 9TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

We wish to express our deepest sympathy to everyone who has suffered as a result of the recent Great Eastern Japan Earthquake.

Notice is hereby given that the 9th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 6 through 25), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 4 through 5) and exercise your voting rights no later than 5:00 p.m. on Monday, June 20, 2011.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the exercise of voting rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 21, 2011

2.	Place:	Hall A, Tokyo International Forum
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

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3.	Purpose:

	Report Item:	Report on the Business Report for the 9th fiscal year (from April 1, 2010 to March 31, 2011), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 4)>

	Proposal 1:	Disposal of surplus

	Proposal 2:	Partial amendment to the Articles of Incorporation

	Proposal 3:	Appointment of seven (7) Directors

	Proposal 4:	Appointment of three (3) Corporate Auditors

<Shareholders’ Proposals (Proposals 5 through 10)>

	Proposal 5:	Amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

	Proposal 6:	Amendment to the Articles of Incorporation (Establishment of a third-party investigation committee on the Kanebo evaluation report issue, etc.)

	Proposal 7:	Amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

	Proposal 8:	Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

	Proposal 9:	Amendment to the Articles of Incorporation (Production of a robust computer system)

	Proposal 10:	Amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

With respect to Proposal 2, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock.

– End of Notice –

2

*        *        *         *        *        *

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the attached documents, and the documents titled “(Reference)” shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/investors/ stock/meeting.html).

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Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us no later than 5:00 p.m. on Monday, June 20, 2011. In the event that your approval or disapproval of any proposal is not indicated on the voting form, Company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights no later than 5:00 p.m. on Monday, June 20, 2011 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required.

The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

•      If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•      If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/).

Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code®” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

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3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer

§	Browser

Microsoft® Internet Explorer 5.5 or higher; provided that, you may have some problems accessing, and exercising your voting rights through the website for exercising voting rights with Microsoft® Internet Explorer 8 or higher as these versions are not guaranteed to operate normally.

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024 × 768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode;” “EZweb;” or “Yahoo! Keitai;” provided that, you may have some problems accessing, and exercising your voting rights through the website for exercising voting rights with smartphones and certain other phone types as they are not guaranteed to operate normally.

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DoCoMo, Inc.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being intercepted and tampered with.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

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[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

<Company’s Proposals (Proposals 1 through 4) >

Proposals 1 through 4 have been submitted by the Company.

Proposal 1: Disposal of surplus

The Company has pursued “strengthening of stable capital base” and “steady returns to shareholders” as its “disciplined capital management,” and has been putting more priority on “strengthening of stable capital base,” considering global discussions about capital adequacy, the uncertainty of economic and market trends and other factors.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, the Company proposes the following dividends from the surplus.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to common stock, the Company proposes to make cash dividend payments of JPY 6 per share.

With respect to each class of preferred stock, the Company proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 6	JPY	130,659,172,038
Eleventh Series Class XI Preferred Stock	JPY 20	JPY	8,337,720,000
Thirteenth Series Class XIII Preferred Stock	JPY 30	JPY	1,100,700,000
Total	—	JPY	140,097,592,038

3.	Effective Date of Dividends from Surplus

June 21, 2011

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Proposal 2: Partial amendment to the Articles of Incorporation

Due to the issuance of 6 billion shares of common stock in fiscal year 2010 and also with the conversion of the Eleventh Series Class XI Preferred Stock into common stock, the total number of shares of common stock that the Company is authorized to issue but remains unissued, which is calculated taking into account the further conversion, etc., of preferred stock, has become approximately 0.86 billion shares (the ratio thereof to the total number of shares of common stock that the Company is authorized to issue is approximately 3.6%) at the end of fiscal 2010. The Company believes that, in order to secure the mobility and flexibility of management toward realization of our further sustainable growth for the future, the number of authorized shares that allow for issuance of a certain number of shares of common stock are needs to be maintained. Furthermore, the Company needs to increase the total number of shares of common stock that the Company is authorized to issue for the implementation of turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. into wholly-owned subsidiaries by means of share exchanges, in which shares of common stock of the Company shall be the consideration, as announced in April 2011. Therefore, the Company determined to increase the total number of shares of common stock that the Company is authorized to issue, and, in accordance with such increase, to increase the total number of shares of capital stock that the Company is authorized to issue. Furthermore, we are not conducting the partial amendment to Article 6 of the Articles of Incorporation with any intention to introduce so-called “anti-takeover measures.”

The partial amendment to Article 6 of the Articles of Incorporation shall require the resolutions by each of the general meetings of class shareholders, pursuant to the provision of Article 322 of the Company Law.

In addition, a provision regarding the record date for general meetings of class shareholders will be newly established in order to enable general meetings of class shareholders to be held flexibly (Article 11 of the proposed amendments to the Articles of Incorporation).

Further, given the increasing number of shareholders, etc., and from the standpoint of securing locations where general meetings of shareholders shall be held, the deletion of Article 24 of the current Articles of Incorporation, which limits the location where general meetings of shareholders may be held, will be made in addition to the necessary amendments, including the amendment of article numbers, etc.

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,115,759,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	1,369,512,000 shares	Class XI preferred stock:	1,369,512,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	1,500,000,000 shares

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Current Articles of Incorporation	Proposed Amendments

Article 11. (Record Date)

1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

Article 11. (Record Date) 1. (No change.)

(Newly established.)	2. The provision of the preceding paragraph shall apply mutatis mutandis to the record date for voting rights at the general meetings of holders of classes of stock, where there is a matter to be resolved at an ordinary general meeting of shareholders that requires, in addition to such resolution, a resolution by the relevant general meeting of holders of class of stock.

2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	3. In addition to the preceding two paragraphs, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

(Omitted.)	(No change.)

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees

8

Current Articles of Incorporation	Proposed Amendments
Article 24. (Place where General Meetings of Shareholders shall be Convened) General meetings of shareholders shall be convened within the wards of Tokyo.	(Deleted.)

Article 25. to Article 29. (Omitted.)	Article 24. to Article 28. (No change.)

Article 30. (General Meetings of Holders of Classes of Stock)	Article 29. (General Meetings of Holders of Classes of Stock)

1. (Omitted.) 2. (Omitted.)	1. (No change.) 2. (No change.)
3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 24, 25 and 27 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 31. to Article 55. (Omitted.)	Article 30. to Article 54. (No change.)

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Proposal 3: Appointment of seven (7) Directors

The terms of office of four (4) Directors, Messrs. Yasuhiro Sato, Akihiko Nomiyama, Mitsuo Ohashi, and Kanemitsu Anraku will expire at the closing of this ordinary general meeting of shareholders, and three (3) Directors, Messrs. Satoru Nishibori, Setsu Onishi and Hajime Saito will resign from their respective positions as Directors shortly. Accordingly, the Company proposes the appointment of seven (7) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Yasuhiro Sato (April 15, 1952)	March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.	23,280 Shares of Common Stock
		April 2004	Managing Executive Officer
		March 2006	Managing Director / Head of Corporate Banking Unit
		April 2007	Deputy President / Chief Auditor
		April 2009	President & CEO (current)
		June 2009	Director of the Company (current)
(Status of Major Concurrent Office) President & CEO of Mizuho Corporate Bank, Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the group companies of the Company (the “Group”) since 1976, including corporate planning, international business planning and business promotion, etc., and has abundant management experience.

2	Junichi Nishizawa (June 12, 1956)	March 2006	General Manager of Human Resources Division of Mizuho Bank, Ltd.	176,900 Shares of Common Stock
		April 2008	Executive Officer, General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch
		April 2010	Managing Executive Officer, Chief Risk Officer and Chief Human Resources Officer of Mizuho Corporate Bank, Ltd.
		April 2011	Managing Director, Chief Risk Officer and Chief Human Resources Officer (current)
(Status of Major Concurrent Office) Not applicable
He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1980, including human resources and business promotion, etc.

10

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
3	Mitsuaki Tsuchiya (May 1, 1954)	April 2004	Executive Officer, General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.	11,850 Shares of Common Stock
		March 2006	Managing Executive Officer
		April 2008	Deputy President-Executive Officer of Mizuho Trust & Banking Co., Ltd.
		June 2008	Deputy President
		April 2011	Director (current)
		April 2011	Deputy President - Executive Officer Head of Internal Audit Group of the Company (current)
(Status of Major Concurrent Office) Director of Mizuho Trust & Banking Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1977, including markets business planning and business promotion, etc., and has abundant management experience.

4	Masaaki Kono (February 24, 1957)	March 2006	Executive Officer, General Manager of Corporate Banking Division No. 8 of Mizuho Corporate Bank, Ltd.	233,100 Shares of Common Stock
		April 2008	Managing Executive Officer
		April 2011	Managing Executive Officer, Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of the Company (current)
(Status of Major Concurrent Office) Not applicable
He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1979, including business promotion and human resources, etc.
5	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	15,100 Shares of Common Stock
		June 1984	Director
		June 1989	Managing Director
		December 1992	Managing Director of Nikko Kyodo Co., Ltd.
		December 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		April 2002	Chairman and CEO (Representative Director)
		September 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor
		June 2007	Outside Director of the Company (current)
		July 2010	Honorary Executive Consultant of JX Holdings, Inc. (current)
(Status of Major Concurrent Office) Honorary Executive Consultant of JX Holdings, Inc. (current)

The Company proposes to appoint him based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and CEO (Representative Director) and Chairman (Representative Director) of NIPPON MINING HOLDINGS, INC. and his wide-ranging insight gained through his management experience at the same company. Four (4) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
6	Mitsuo Ohashi (January 18, 1936)	March 1959	Joined Mitsui Bank, Ltd.	0 Shares of Common Stock
		December 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		March 1989	Director / General Manager of Corporate Planning Division
		March 1993	Managing Director
		March 1995	Senior Managing Director
		March 1997	President and Chief Executive Officer
		January 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Outside Director of the Company (current)
		March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
		March 2010	Senior advisor (current)
(Status of Major Concurrent Office) Senior advisor of Showa Denko K.K.

The Company proposes to appoint him since it has concluded he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and Chief Executive Officer, and Representative Director and Chairman of the Board of Directors of Showa Denko K.K. and his wide-ranging insight gained through his management experience at the same company. Six (6) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

In July 2008, during which time he took office as a Statutory Auditor of Fukoku Mutual Life Insurance Company, said company received a business improvement order from the Financial Services Agency pursuant to the Insurance Business Act due to its failure to pay out certain insurance money and insurance benefits. Although he had not been aware of the fact at the time when the issue was detected, by communicating through the Board of Directors and the Board of Statutory Auditors, he had been giving appropriate instructions from the perspective of customer convenience and had reminded the boards of their duty in this respect on a regular basis. Since the issue was detected, he has assessed whether measures for prevention of any recurrence of such issues, etc., are sufficiently in place and has endeavored to provide advice on the operations and management systems and to enhance the function of internal auditing systems, thereby carrying out his duties as a Statutory Auditor.

12

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
7	Kanemitsu Anraku (April 21, 1941)	April 1964	Joined Nissan Motor Co., Ltd.	7,000 Shares of Common Stock
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		April 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		April 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd.
		June 2007	Outside Director of the Company (current)
(Status of Major Concurrent Office) Not applicable

The Company proposes to appoint him based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as Executive Vice President (Representative Director) of Nissan Motor Co., Ltd. and his wide-ranging insight gained through his administrative experience at the same company. Four (4) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

(Notes)	1.

Three (3) candidates among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, are “candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law of Japan.

2.	Liability Limitation Agreements with Outside Directors

The Company has entered into liability limitation agreements with three (3) candidates for Outside Director, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, a summary of which is provided in the “(3) Liability Limitation Agreements” of “3. Matters Regarding Outside Officers” in the Business Report.

13

Proposal 4: Appointment of three (3) Corporate Auditors

The term of office of Mr. Yukio Nozaki, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders, and Messrs. Tsuneo Morita and Shuzo Haimoto will resign from their respective positions as Corporate Auditors at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of three (3) new Corporate Auditors.

The candidates for Corporate Auditors are as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title in the Company		Number of Shares of Stock of the Company held
1	Yoshinobu Shigeji (April 30, 1956)	March 2006	Executive Officer, General Manager of Nagoya-chuo Branch of Mizuho Bank, Ltd.	183,600 Shares of Common Stock
		July 2007	Executive Officer, General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch
		April 2008	Executive Officer, General Manager of Corporate Banking Planning Division
		January 2010	Executive Officer, General Manager of Corporate Banking Planning Division and Head of Corporate Finance Support Office
		April 2010	Managing Executive Officer
		April 2011	Advisor (current)
(Status of Major Concurrent Office) Not applicable

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1979, including business promotion and corporate business planning, etc.

2	Toshinari Iyoda (March 31, 1954)	April 2005	Managing Director, Head of Advisory Group No.1, Mizuho Securities Co., Ltd.	10,310 Shares of Common Stock
		June 2005	Managing Director, Head of Advisory Group No. 1, Head of Advisory Group No. 2
		July 2005	Managing Director, Head of Advisory Group
		April 2008	Managing Director, Head of Investment Banking Group I
		June 2008	Managing Director, Head of Global Investment Banking, Head of Investment Banking Group
		May 2009	Managing Executive Officer, Joint Head of Global Investment Banking, Co-Head of Investment Banking Group and in charge of Investment Banking Business Administration Dept.
		April 2010	Managing Executive Officer, Head of Investment Banking Group
		April 2011	Advisor (current)
(Status of Major Concurrent Office) Not applicable

He is well-acquainted with the general business, having engaged in wide-ranging banking and securities business, as a member of the Group since 1977, including business promotion and investment banking business, etc.

14

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title in the Company		Number of Shares of Stock of the Company held
3	Isao Imai (December 26, 1939)	April 1964	Assistant Judge of the Tokyo District Court	0 Shares of Common Stock
		February 2002	President of the Sendai High Court
		November 2002	President of the Tokyo High Court
		December 2004	Justice of the Supreme Court
		December 2009	Resigned from judge
		April 2010	Registered as attorney at law (Daiichi Tokyo Bar Association)
		April 2010	Counsel of TMI Associates (current)
(Status of Major Concurrent Office) Not applicable

The Company proposes to appoint him based on its conclusion that he will be able to contribute to maintaining and improving the corporate governance level of the Company by making use of his high degree of expertise gained through the experience of his duties as President of the Sendai High Court and President of the Tokyo High Court, Justice of the Supreme Court, and as an attorney at law. Although he has not been engaged in the management of a company, the Company believes he will fulfill the audit duties of the Company appropriately due to his high degree of expertise.

(Notes)	1.

Mr. Yoshinobu Shigeji, one of the candidates for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders, following his retirement from his position as an Advisor of Mizuho Bank, Ltd. In addition, Mr. Toshinari Iyoda, one of the candidates for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders, following his retirement from his position as an Advisor of Mizuho Securities Co., Ltd.

2.	Mr. Isao Imai is a “candidate for outside corporate auditor” as provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law of Japan. In addition, he has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders.

3.	Liability Limitation Agreement with Outside Corporate Auditor

Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, the Company is expected to enter into a liability limitation agreement with Mr. Isao Imai which will limit the liability provided for in Article 423, Paragraph 1 of the Company Law of Japan to the higher of either (i) the pre-determined amount not less than JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.

15

<Shareholders’ Proposals (Proposals 5 through 10) >

Proposals 5 through 10 have been submitted by shareholders. Proposal 5 has been submitted by four (4) shareholders jointly, and Proposal 7 has been submitted by two (2) shareholders jointly.

Proposal 5: Amendment to the Articles of Incorporation (Preparation of an evaluation report in an appropriate manner)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In the case where the Company prepares an evaluation report on corporate value in the course of its business, the Company shall appropriately prepare such report. In the case where an affiliate of the Company prepares an evaluation report on corporate value, the Company shall supervise said affiliate in order to ensure that such evaluation report on corporate value is appropriately prepared.

2.	Reasons for Proposal

In 2006, a TOB against Kanebo with a price that was too low and a transfer of business were implemented, and the general shareholders were squeezed out. At that time, what the consortium of investment funds used as a basis for determining the takeover bid price was the evaluation report on corporate value prepared by Mizuho Securities.

Mizuho Securities had evaluated Kanebo’s share price to be JPY 162 per share, which the court subsequently determined to have the value of JPY 360, and the consortium of investment funds attempted to squeeze out the general shareholders with this low price based on the evaluation.

In the evaluation report for the transfer of business, Mizuho Securities lowered the calculated price by going as far as, among other things, to manipulate the debt to equity ratio to be minus 15%, which is logically impossible.

In the case where Mizuho Securities prepares such evaluation reports without due consideration in the future, Mizuho Securities and the Company, which is the parent company, are likely to be exposed to compensation claims for damages. Therefore, we must avoid such risk.

The above is the reason for submitting this Proposal.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

When the securities subsidiaries, etc., of the group companies of the Company evaluate corporate value, they do so not only through across-the-board standards, but also from a comprehensive perspective based on thorough examination of the economic environment, social situation and industry trends surrounding the corporation, the specificity of the corporation in regard to management, technologies, etc., and other similar criteria.

16

In addition, such business is managed appropriately through the examination, etc., in the process of the implementation thereof, and the securities subsidiaries, etc., will continue to flexibly handle the matter for further appropriate management of their business.

Furthermore, there is a certain range of evaluation or calculation results for share prices due to, among other factors, the methods and the figures to be used. Therefore, the prices other than those determined by a court are not necessarily calculated unfairly.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the provision proposed above to the Articles of Incorporation.

17

Proposal 6: Amendment to the Articles of Incorporation (Establishment of a third-party investigation committee on the Kanebo evaluation report issue, etc.)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In the event that a subsidiary of the Company evaluates a corporate value, and if the evaluated amount is one half or lower than half of, or double or more of the amount approved by a court, the Company shall establish an independent third-party investigation committee, identify the cause, and publish the results.

2.	Reasons for Proposal

Mizuho Securities had prepared evaluation reports on corporate value, at the time of a tender offer for Kanebo’s shares in 2006, and at the time of a transfer of business. Based on these evaluation reports, the value of Kanebo’s shares was set at JPY 162 per share. Subsequently, the Supreme Court ruled that the price of Kanebo’s shares was JPY 360 per share, and such ruling was accepted as final. In the first place, the lowest share price of Kanebo since the end of the war was JPY 277, and even the shares of subordinated stock, the price of which was subordinated by JPY 500 to the price of shares of common stock, were traded at a price of JPY 201 per share. The evaluation report prepared by Mizuho Securities at the time of the transfer of business was subsequently submitted to a court in a trial for invalidation of a merger. According to the evaluation report, the share price was lowered by means such as adding the small business premium, which the Tokyo District Court and the Tokyo High Court concluded as “merely a negotiation item that is unsubstantiated,” in addition to stating the debt to equity ratio for a medical business to be minus 15%. If similar actions are repeated in the future, there will be a risk of compensation claims for damages. Therefore, the Company should endeavor to prevent the recurrence by identifying the cause.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

There is a certain range of evaluation or calculation results for share prices due to, among other factors, the methods and the figures to be used. Therefore, the prices other than those determined by a court are not necessarily calculated unfairly.

When the securities subsidiaries, etc., of our group evaluate corporate value, they do so not only through across-the-board standards, but also from a comprehensive perspective based on thorough examination of the economic environment, social situation and industry trends surrounding the corporation, the specificity of the corporation in regard to management, technologies, etc., and other similar criteria.

Furthermore, we will continue to make efforts to establish the appropriate structure and manage the business, in accordance with the circumstances.

18

In addition, the Company considers the disclosure or publication of the content of an evaluation to a third party to be inappropriate, given that such evaluation is controlled under strict information security management, taking confidentiality agreements into consideration.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the provision proposed above to the Articles of Incorporation.

19

Proposal 7: Amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following language be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio with a large amount of JPY 2.7 trillion or more on a consolidated basis (as of the end of December 2010) and recognized Net Losses related to Stocks in the amount of over JPY 400 billion in fiscal year 2008, which contributed to demands for large amounts of capital increases conducted two (2) times thereafter. In order to avoid further impairment of the Company’s stock value, risk management and value enhancement measures with respect to shares held by subsidiaries of the Company are necessary. Notwithstanding the above, actions lacking economic rationality, such as consistently opposing the shareholders’ proposals (dividend increases) in Sanyo Engineering & Construction Inc. (a listed company on the second section of the Tokyo Stock Exchange, where a former employee of Mizuho Bank assumes a director office), have been taken in the course of exercising voting rights of shares held for strategic reasons. Particularly, in the case where the group has dispatched an officer or employee to a company to serve as an officer of such company, as a result of personal considerations, voting rights are quite likely to be prevented from being exercised objectively and rationally. In such case, conflicts of interest arise between the officer or employee of our group and shareholders of such company. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The decisions on the exercise of voting rights of shares held by the Company and its subsidiaries, etc., are made based on comprehensive perspectives through a variety of from a viewpoint of whether the corporation that issues such shares has established an appropriate governance structure while complying with corporate ethics and whether such corporation has made appropriate decisions leading to an increase in the long-term shareholder value, in addition to an examination of the short-term dividend pay-out ratio.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the provision proposed above to the Articles of Incorporation.

20

Proposal 8: Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The amount of compensation and/or bonus to be paid to Directors and Corporate Auditors during each fiscal year shall be described and disclosed — on an individual basis for such Directors and Corporate Auditors, irrespective of whether or not the respective amounts exceed JPY one hundred (100) million — in reference materials attached to the convocation notice of the general meeting of shareholders held with respect to such fiscal year. The same shall apply when any compensation is paid in the name of an advisory fee, etc., to a person who was an officer.

2.	Reasons for Proposal

It is the responsibility of officers, who are entrusted with the management of a company by its shareholders, to disclose the amount of compensation for such officers to such shareholders. Taking the initiative in the disclosure of the compensation paid to the officers to the shareholders will enable the Company to be regarded as a corporation that ensures transparent management and is eager to disclose information, will contribute to the improvement of the Company’s international credibility, and will consequently result in greater fulfillment of the interests of shareholders in the form of increased corporate value.

A similar proposal to this one was also made in the general meeting of shareholders of Sony Corporation in 2007 and was agreed to by its shareholders holding 44.3% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company resolves the amount of compensation for Directors at meetings of the Board of Directors based on factors such as the business executed by, and the degree of contribution, etc., of, each Director, to the extent of the resolutions of general meetings of shareholders. In such process, the Company maintains transparency and objectivity in matters of compensation for Directors by receiving opinions from the Compensation Committee, an advisory body to the Board of Directors whose members include Outside Directors, on the decision policy and the system, etc., concerning compensation. In addition, the amount of compensation for Corporate Auditors has been determined through consultations among Corporate Auditors based on the activities, etc., as a Corporate Auditor, to the extent of the resolutions of general meetings of shareholders.

Moreover, regarding disclosure, the Company has continuously disclosed in its Business Reports, properly, in accordance with laws and regulations, the respective aggregate amounts of compensation, etc., paid to Directors and Corporate Auditors and the respective number of such Directors and Corporate Auditors.

21

As above, the determination procedures and disclosure of compensation of Directors and Corporate Auditors have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

The Company will continue to make efforts to make appropriate disclosure on the basis of general trends in respect of corporate disclosure.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add such provision requiring the disclosure of compensation of each individual, as proposed above, to the Articles of Incorporation of the Company.

22

Proposal 9: Amendment to the Articles of Incorporation (Production of a robust computer system)

1.	Details of Proposal

It is proposed that the following language be added to the Articles of Incorporation:

When producing a computer system such as an ATM system, the Company shall take all possible measures to prevent a system failure.

2.	Reasons for Proposal

Due to the system failures which occurred on March 15, 2011, up to 1,160,000 payments were unable to be processed. Failure of the Company’s computer system also occurred in 2002. If such a situation were to occur again, the Company would lose its credibility as a financial institution and might lose its customers. Therefore, the Company should produce a robust computer system and thereby strive to prevent the reoccurrence of a system failure.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group has been making every effort to establish solid internal control systems by, among other things, ensuring ongoing project management, such as process management and quality control, in the development of computer systems.

In addition, regarding the computer system failures that occurred at Mizuho Bank, Ltd., in March 2011, our group will endeavor to prevent a recurrence through thorough investigations into the cause of the computer system failures, also by comprehensively reviewing the investigation report provided by the Special Investigating Committee on System Failures, which is a third party committee comprised of outside experts and specialists, and all of the officers and employees of our group will, as a whole, strive to regain customers’ trust in our group .

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add such provision to the Articles of Incorporation of the Company.

23

Proposal 10: Amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

1.	Details of Proposal

It is proposed that the following language be added to the Articles of Incorporation:

The restriction on the number of characters in a description of reasons for a shareholder’s proposal shall be relaxed from 400 to 4,000.

2.	Reasons for Proposal

Pursuant to Article 13 of the Share Handling Regulations of the Company, a description with regard to reasons for a shareholder’s proposal shall not exceed 400 characters.

However, reasons for a proposal might not be described in 400 characters or less depending on the details of the proposal. In such case, a shareholder has no choice but to divide one proposal into two. Moreover, if the proposal cannot be divided, other shareholders will have to exercise their voting rights based on insufficient materials, without an adequate understanding of the reasons for the proposal.

Accordingly, the Company should set the number of characters available for a description with regard to the reasons for a shareholder’s proposal at 4,000, and thereby deliberate shareholders’ proposals based on sufficient materials and avoid the unnecessary increase in the number of proposals.

A similar proposal to this one was made to the general meeting of shareholders of HOYA Corporation last year, and on that occasion, the board of directors of HOYA Corporation voluntarily abolished the restriction on the number of characters.

For details of the evaluation reports prepared by Mizuho Securities and the Kanebo issue, see the website of the Society for the Protection of the Rights of Individual Shareholders of Kanebo (Kanebo kojin kabunushi no kenri wo mamoru kai), and for other details of the reasons for proposal, see the “Blog of a Gyu-kaku shareholder, who is a victim of Advantage (Advantage higaisha Gyu-kaku kabunushi no blog),” etc.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

A description of the reasons for a shareholder’s proposal is to describe the direct reason for such proposal to a considerable extent, and not to describe detailed matters such as the content of materials related to the proposal.

24

The Company considers that 400 characters is a necessary and sufficient number for a description with regard to the reasons for a proposal in order to understand the details of the proposal. Additionally, if a description of reasons for proposal is to exceed 400 characters, shareholders are instructed that such description shall be set forth in the form of an outline, and therefore, the Company handles shareholders’ proposals duly and properly.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add such provision to the Articles of Incorporation of the Company.

25

Access to the 9th Ordinary General Meeting of Shareholders Site

Place: Hall A, Tokyo International Forum

   5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

   Telephone: +81-3-5221-9000

The nearest stations:	JR Line	one-minute walk from Yurakucho Station

five-minute walk from Tokyo Station

(The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

	Subway	The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 9th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 21, 2011 (including related meetings due to postponements or adjournments, and, with respect to Proposal 2, the resolution and approval thereof by this ordinary general meeting of shareholders shall also constitute resolution and approval by the general meeting of class shareholders concerning shares of common stock.), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

[                    ], 2011

	Company’s Proposals						Shareholders’ Proposals
Proposal	Proposal 1	Proposal 2	Proposal 3	(Excluding the candidates stated below)	Proposal 4	(Excluding the candidates stated below)	Proposal 5	Proposal 6	Proposal 7

Indication of Approval or Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval		Approval Disapproval		Approval Disapproval	Approval Disapproval	Approval Disapproval

Shareholders’ Proposals
							Proposal 8	Proposal 9	Proposal 10

							Approval Disapproval	Approval Disapproval	Approval Disapproval

•

In the event that your approval or disapproval of any proposal is not indicated on the form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 009

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us no later than 5:00 p.m. on June 20, 2011 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.) Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet no later than 5:00 p.m. on June 20, 2011 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposals 3 and 4, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 9th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 9th Ordinary General Meeting of Shareholders)

Report for the 9th Fiscal Year

(from April 1, 2010 to March 31, 2011)

Mizuho Financial Group, Inc.

Table of Contents

Materials Attached to the Notice of Convocation of the 9th Ordinary General Meeting of Shareholders

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 9th Fiscal Year

(from April 1, 2010 to March 31, 2011)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Reviewing the economic environment over the fiscal year ended March 31, 2011, there are indications of regional variations in the speed of the continuing recovery in the global economy which has been led by newly developing countries, and the risk remains of a slackening in the economy due to factors including the appreciation in commodity markets and the fiscal problems experienced by certain countries in Europe.

In the United States, recovery in the economy continues on the basis of steady capital investment together with positive trends in consumer spending, but with rising unemployment and so on there is a risk of a stalling in economic growth. In Europe, overall economic growth is stagnant, and there is a growing gap between the richer and the poorer countries, while there exist growing concerns about financial markets and real economy against the backdrop of the fiscal problems experienced by certain countries. In Asia, the increase in demand in the Chinese market has a knock-on effect in inducing an increase in exports and production activity in neighboring economies, and while the pace of growth is slowing, the region continues to maintain strong economic growth, although there are increasing concerns about inflation.

In Japan, despite the continuing appreciation of the value of the yen against other currencies and mild deflationary situation, positive growth in the economy has been maintained as represented by continuous improvement of corporate profits and recovery of personal consumption resulting from the improvement of the foreign economic environment and the effect of various stimulus programs. Nevertheless, due to the impact of the Great Eastern Japan Earthquake, constraints to production activities and a sharp decline in personal consumption seem to be inevitable at least in the short term. As for the future direction of the economy, while there are boosting factors such as the rebound of exports and the growing demands for restoring damaged capital assets, there are also several causes for concern, such as electricity shortages in summer, a slowing in economies abroad and a prolonged slump in personal consumption, and thus the risk remains for these factors to serve as a drag on economic growth.

Main Businesses of the Group

The Group is composed of Mizuho Financial Group, Inc. (“MHFG”), 152 consolidated subsidiaries and 22 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and custody, and other financial businesses.

Developments and Results of Operations

The Group would like to express its deepest and sincerest apologies to all of our customers and shareholders, and to everyone who has experienced any inconvenience caused by the computer system failures that occurred at Mizuho Bank, Ltd. (“MHBK”) in March 2011.Since the computer system failures occurred, the Group has been making every effort to restore the system to normal as soon as possible by mobilizing all available resources of the Group. In April of this year, in order to investigate the cause of the system failures and receive evaluations and suggestions about the validity of the plan for preventing a recurrence, MHBK established the Special Investigating Committee on System Failures, which is a third party committee comprised of independent outside experts and specialists. All of the officers and employees of the Group have been endeavoring together to their full extent to investigate the cause and immediately implement the plan for preventing a recurrence, with the aim of regaining customers’ trust.

In May 2010, the Group launched the Transformation Program as the Medium-term Management Policy of the Group, under which the Group has been devoted to its future vision to become “the most trusted financial institution by its customers by focusing on the core function of a financial institution, which is to contribute to social and economic development.” In order to realize this vision, the Group has been implementing the Program for Improving Profitability, the Program for Enhancing Financial Base and the Program for Strengthening Front-line Business Capabilities.

In the Program for Improving Profitability, in addition to thorough strengthening of the services in the business areas of “Tokyo metropolitan area” and “large corporate customers,” where the Group has a competitive advantage, and in the business fields of “Asia” and the “asset management business,” where growth potential is envisaged, the three global groups established based on the needs of our customers (i.e., the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group) have been implementing their business strategies by utilizing their respective strengths, with the aim of providing sophisticated financial solutions through seamless utilization of the full-line services of banking, trust and securities functions. Moreover, the Group has achieved steady results in the cost structure reforms which had been promoted by the entire Group.

In the Program for Enhancing Financial Base, the Group has steadily promoted strengthening the stable capital base by implementation of appropriate capital management and other measures, as well as improving its asset portfolio by strategically reallocating risk-weighted assets together with other measures.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.

(as of March 31, 2011)

In April 2011, share exchange agreements for turning Mizuho Trust & Banking Co., Ltd. into a wholly-owned subsidiary of MHFG, turning Mizuho Securities Co., Ltd. into a wholly-owned subsidiary of Mizuho Corporate Bank, Ltd., and turning Mizuho Investors Securities Co., Ltd. into a wholly-owned subsidiary of Mizuho Bank, Ltd. were executed on the assumption that, among other things, such share exchanges will have been approved at the relevant general meeting of shareholders, etc., and filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for such share exchanges. (Effective date of the share exchanges: September 1, 2011)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation globally between the corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related strategic company.

Regarding the Program for Strengthening Front-line Business Capabilities, the Group established an organization across group entities and has been endeavoring to achieve “consolidation and reorganization of corporate planning and management functions,” “unification of product functions,” “consolidation of operations at centers and within branches,” and “unification of IT systems.” At the same time, the Group has steadily implemented the redeployment of personnel to strategically important areas and improved the efficiency of business infrastructures.

As a result of these efforts, the Group recorded net income of JPY 413.2 billion, on a consolidated basis, exceeding that of the previous year.

Taking fully into account that it is its role in society as a financial institution to supply funds to customers smoothly, the Group as a whole has been working, among other things, to properly respond to customers’ requests to change terms and conditions of loans in accordance with the Group’s basic policy of facilitating finance, and made efforts to fully exercise its consulting service function.

With respect to the Great Eastern Japan Earthquake that occurred in March 2011, the Group has been implementing reconstruction support through, among other things, promptly starting to provide loans for reconstructions at MHBK, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust and Banking Co., Ltd. (“MHTB”), as well as opening weekend consultation booths and offering other assistance for earthquake-related matters, at MHBK and other Group companies in April 2011.

[Business Strategy]

(Global Corporate Group)

In order to respond to customers’ financial needs, which are becoming increasingly diverse, sophisticated and global, by drawing on its robust, long-term relationships with customers, MHCB has offered financial solutions on a global basis as “a top corporate finance provider,” combining and strengthening its commercial banking operations with its M&A advisory services and other aspects of its traditional investment banking business. Specifically, MHCB has enhanced its comprehensive products that correspond to business strategies and financial challenges, etc., and, as for the syndicated loan business in Japan, MHCB has maintained its commanding presence in this area as a result of its efforts to utilize a wide range of measures, from routine funding to acquisition finance, real estate finance, and PFI funding. In Asia, which is the focused business area of the Transformation Program, MHCB has forcefully promoted, among other things, support for local companies and companies entering the Asian markets as well as involvements in the environmental and infrastructure-related projects. MHCB has also enhanced its network; MHCB obtained approval for a commercial banking license in Malaysia and opened Mizuho Corporate Bank (China)’s Suzhou Branch. Moreover, in addition to concluding a new letter of intent for business collaboration with Malaysia’s largest financial institution, MHCB was able to establish relationships with governmental agencies and state-owned companies in China, Taiwan, the Republic of Korea, Indonesia and Vietnam. Further, in order to strengthen its hedge fund business, MHCB newly established an asset management company in Tokyo, and acquired a Singapore-based company providing hedge fund research and data services.

MHSC, in its business engagements, has made efforts to achieve two main business strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes,” by further strengthening collaboration among group companies. In Asia, MHSC also expanded its overseas network by, among other things, continuing development of its business base to provide a full range of securities services in Hong Kong and by establishing a local subsidiary to provide securities services in India. MHSC and MHCB introduced a “double-hat” structure in certain business promotion departments allowing relationship managers to hold posts concurrently in MHCB and MHSC, and thereby further strengthened collaboration between MHSC and MHCB under a strict compliance framework.

(Global Retail Group)

Under a basic policy of “returning to the basics of commercial banking and achieving further development,” MHBK has thoroughly put into practice the spirit of “putting the customer first.”

For individual customers, MHBK has promoted and enhanced of offering numerous services that are appropriate to meet the needs of each individual at each stage of his or her life or according to his or her lifestyle scenario. Specifically, in the business area of the “Tokyo metropolitan area,” one of the focused business areas in the Transformation Program, by promoting organic linkage between its branches and its remote channels, the sales amount of investment products, including investment trusts, increased significantly and the amount of newly executed housing loans, also increased. As part of its effort to improve services to be provided through Mizuho Direct, MHBK has launched a “banking service for smartphone” in response to the rapidly growing smartphone market, in addition to improving mobile banking services.

For corporate customers, MHBK made efforts to expand and improve products and services and strengthen its capabilities to respond quickly to the capital needs of its corporate customers and to offer solutions for their management agendas, further strengthening the recognition that the smooth supply of funds to customers is its role in society as a financial institution. Furthermore, MHBK collaborated with group companies and strengthened its solutions arrangement system so that it could offer certain solutions for a wide range of management issues that concern the business/financial strategies of MHBK’s customers, such as business matching services (customer referral services), advisory services related to overseas expansions and support for its customers’ initial public offerings. Moreover, MHBK and Mizuho Investors Securities Co., Ltd. (“MHIS”) has strengthened the consulting system to support customers’ initial public offering by introducing a “double-hat” structure allowing certain employees to hold posts concurrently in MHBK and MHIS.

MHBK has also promoted provision of services across individual and corporation lines, and provided products and services which accommodate the needs of officers and employees of corporate customers, through enhanced collaboration with MHCB.

Taking fully into account that it is its role in society as a financial institution to supply funds to customers smoothly, MHBK has properly responded to requests to change terms and conditions of loans from small and medium-sized enterprises and borrowers of housing loans in accordance with the basic policy of facilitating finance, and made efforts to fully exercise its consulting service functions.

Furthermore, in September 2010, Orient Corporation, with which MHBK had cooperated primarily in the area of unsecured loans, became an affiliate of the Group.

(Global Asset & Wealth Management Group)

MHTB implemented various measures to provide a wide range of services to its customers, such as real estate services, pension trust services, stock transfer services, asset securitization services, asset administration services, will trust services, etc., through strengthening of the collaborations with the other companies in the Group, including personnel exchanges. In February 2011, MHTB started to provide discretionary asset management services concerning real estate trust beneficial interests, etc. In addition, as a measure to reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, which is one of the focused business areas in the Transformation Program, and to provide enhanced comprehensive financial services, through the acceleration of establishment of “Trust Lounges” which provide unique trust services relating to inheritance and real estate, etc., MHBK, MHTB and MHIS have undertaken the process to deploy joint branches. Additionally, MHIS started to provide trust agency services concerning testamentary trust, which had been provided only at limited offices and branches in the Tokyo metropolitan area, at all of their retail offices and branches.

Mizuho Private Wealth Management Co., Ltd. offers comprehensive, integrated, and continuous private banking services.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. offer high-quality services that aim to achieve high levels of customer satisfaction.

In the asset management business area, which is one of the focused business areas in the Transformation Program, MHFG entered into a business cooperation agreement with the largest asset management company in the world, for the purpose to expand business bases of the Group and to promote its strategic collaborations mainly in Japan and the rest of Asia, as part of efforts to be made across the Group globally.

Additionally, the Group endeavored to establish a solid internal control system, to promote CSR (corporate social responsibility) and to enhance its brand strategy.

With regard to its internal control system, the Group established its internal controls in accordance with the Financial Instruments and Exchange Law. Moreover, as a New York Stock Exchange listed company, it established its system for financial disclosure under U.S. GAAP, and internal controls in accordance with the U.S. Sarbanes-Oxley Act. The Group has further promoted customer protection, in light of the recent, sudden appreciation of the yen in foreign exchange markets, by enhancing concrete measures for the customers who enter foreign exchange-related derivatives transactions with the Group.

With respect to CSR activities, the Group has continued to provide active support for financial education by sponsoring courses and lectures at universities and by conducting joint studies on financial education with Tokyo Gakugei University. The Group has also made commitments to environmental activities, and has achieved the targets that the Group established in August 2007 for reducing CO2 gas emissions, paper recycling rates and green purchasing rates (for paper), aiming to reduce its environmental impact. Further, as environmental business initiatives, MHCB, the first Japanese bank to adopt the Equator Principles, a set of voluntary global guidelines for large-scale development projects, in 2003, has conducted environment-related project finance that is in conformance with such guidelines by verifying the impact on the natural environment and society in developing areas. In addition, MHBK started to support entrepreneurs who address social issues through business, by entering into the “Strategic Support Agreement” with Ashoka, an association with global influence as a supporter for social entrepreneurs, concerning the assistance for Ashoka’s activities in Japan, etc. Furthermore, MHBK’s multifaceted barrier-free initiatives through the “Heartful Project” were recognized, and MHBK was given the “Award for Promoting Barrier-free” by the Minister of Land, Infrastructure, Transport and Tourism for the first time as a financial institution. Moreover, all of the officers and employees of the Group have been endeavoring together to their full extent to provide supports with respect to the damages caused by the Great Eastern Japan Earthquake.

Under the brand strategy, the Group actively promoted the brand slogan, “Channel to Discovery,” both internally and externally. The slogan represents the role the Group will play, not only to realize today’s dreams, but also to discover new possibilities that lie ahead and to create a better future.

[Results of Operations for fiscal 2010]

Consolidated net business profits increased on a year-on-year basis, due to a year-on-year increase in income from Customer Groups arising mainly from non-interest income, accompanied by an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends, and by other factors. Net losses related to stocks were recorded due to the impairment losses reflecting a decline in stock prices. However, credit-related costs decreased due to, among other things, our efforts to implement appropriate credit management while responding to our customers’ financing needs. As a result, the Group recorded the following consolidated figures (152 consolidated subsidiaries and 22 affiliates under the equity method) for fiscal 2010: Net Business Profits of JPY 741.7 billion; and Net Income of JPY 413.2 billion.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	2,716.7	588.4	413.2
MHBK	1,034.9	138.4	149.8
MHCB	1,094,1	341.1	271.9
MHTB	175.6	27.6	25.2
MHSC	193.6	(8.3)	(Note)(92.2)
MHIS	54.1	8.8	9.3

(Note) The losses resulting from changes in the value of stock of subsidiaries and affiliates (JPY 85.8 billion), which are included in the above figure, will be eliminated from the consolidated results of MHFG as transactions between companies within the Group.

Regarding financial condition, the Group’s consolidated capital adequacy ratio as of March 31, 2011 was maintained at the sufficient level of 15.30%. The non-performing loan ratio (MHBK, MHCB, and MHTB combined) was 1.72%.

In consideration of our consolidated financial results, MHFG proposes to make cash dividend payments of JPY 6 per share of common stock for the fiscal year ended March 31, 2011 as previously announced. MHFG proposes making dividend payments on Preferred Stock as prescribed.

The Group has a basic policy of “disciplined capital management,” optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, the Group’s financial condition, and other factors.

In July 2010, MHFG issued common stock (number of shares issued: 6 billion shares, total amount paid in: JPY 751.6 billion) aimed at establishing the Group’s capital base as a cornerstone for the Group’s sustainable growth for the future, in anticipation of the revision of capital regulations.

(Reference)

The Conversion of Mandatory Convertible Preferred Stock

In the fiscal year ended March 31, 2011, 82.3 million shares of the Eleventh Series Class XI Preferred Stock (JPY 82.3 billion) were converted into MHFG’s common stock upon the requests for acquisition. The outstanding balance of that preferred stock as of March 31, 2011 was JPY 416.8 billion (as a result, approximately 55% out of JPY 943.7 billion of the initial amount issued has already been converted into common stock).

[Issues to be Addressed by the Group]

Regarding the computer system failures that occurred at MHBK in March 2011, the Group will endeavor together to their full extent in preventing a recurrence through thorough investigations into the cause of the computer system failures, also by comprehensively reviewing the investigation report provided by the Special Investigating Committee on System Failures, which is the third party committee comprised of outside experts and specialists, and will, as a whole, strive to regain customers’ trust in the Group.

Since the announcement of the Transformation Program as the Medium-term Management Policy of the Group in May 2010, the Group has promoted a policy to enhance profitability, financial base and front-line business capabilities of the Group through a fundamental review of those areas in an aim to respond promptly and appropriately to a new business environment while the Group practices its “customer first policy.”

By promoting the Transformation Program, which consists of the three pillars of Program for Improving Profitability, Program for Enhancing Financial Base and Program for Strengthening Front-line Business Capabilities, the Group aims to become the financial institution most trusted by customers.

With respect to capital management, the strengthening of its capital base has become increasingly important for financial institutions as reform of global capital regulations is currently being conducted. The Group will, through the steady implementation of the Transformation Program, continuously strive to further strengthen its financial base mainly by accumulating retained earnings through improved profitability, and improving asset efficiency.

The group companies will strengthen profitability by providing superior financial services to their customers through the use of their respective strengths and the promotion of mutual collaboration within the Group.

For the purpose of integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program, in April 2011, the respective share exchange agreements were entered whereby (i) MHTB would be turned into the wholly-owned subsidiary of MHFG, (ii) MHSC would be turned into the wholly-owned subsidiary of MHCB, and (iii) MHIS would be turned into the wholly-owned subsidiary of MHBK (the “Transactions”). Through the Transactions, the Group aims to (i) ensure a prompt decision making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the extended business environment, etc., (ii) further enhance its comprehensive financial services capabilities and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

In respect of the securities business, the Group will consider the integration of MHSC and MHIS by merger or other methods after the completion of the Transactions in order to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the Group’s full-line securities company.

In carrying out further facilitated financing, the Group is constantly aware of its social responsibilities and the importance of its public mission as a financial institution, and will make efforts to facilitate financing uniformly through the group companies in response to the extended “Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Size Enterprises, etc.” and in compliance with the purpose of the guidelines for supervision of Financial Services Agency issued in April 2011, concerning the “Concrete Roles Which Financial Institutions Should Play to Demonstrate the Consulting Function”.

Considering the severity and scope of the damage caused by the Great Eastern Japan Earthquake to the national economy and life, also pursuant to its social responsibilities and its public mission as a financial institution, the Group will exert its utmost efforts to support the swift customer recovery and reconstruction of the affected industries and areas.

[Business Strategy]

(Global Corporate Group)

Aiming to be a “top corporate finance provider,” MHCB will aim to continuously strengthen its profitability by mainly focusing on its strategic business fields, and continuously differentiate from, and establish a superior position over, its competitors by providing a swift response such as predictive sign monitoring, and a strategic response to changes in the environment. In particular, MHCB will further strengthen its profitability through the allocation of management resources to its businesses in Asia and in other areas that MHCB mainly intends to improve. In addition, MHCB will further reinforce the framework for improving its ability to offer financial solutions to domestic customers and will promote collaboration with the group companies. MHCB will also, through the collaboration with MHSC and enhanced management administration, further promote the formulation of the global strategy for securities transactions and the improvement of the operation system. Moreover, MHCB will improve its management administration regime, including the improvement of portfolio management.

In aiming towards the swift recovery of its customers and reconstruction of the industries and areas affected by the Great Eastern Japan Earthquake, MHCB is aware of the significance of being a driver of industrial finance, and will, through the recovery process, positively and voluntarily become involved therein. MHCB will also contribute to the structural conversion in the industries and regions and the economic revitalization as well as responding to the demand for reconstruction funds.

MHSC employs two main business strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes,” and, through the maximization of the effects of the collaborations between the banking and securities, MHSC will improve customer services and its product development capabilities.

Through the aforementioned measures, Global Corporate Group will make efforts to provide, not only the high-quality solutions of the banking and securities businesses, but also the financial services that are most suited to their needs, for which the financial functions of the Group will be fully utilized.

(Global Retail Group)

MHBK will return to its original starting point as a commercial bank, and will establish a medium-to-long-term relationship of trust with customers, including “individual customers,” “small- and medium-sized enterprises, middle market corporations, and their management,” based on its philosophy of “putting customers first.”

In the individuals market, MHBK will implement sophisticated measures to meet the needs of its customers and to match the nature of markets while it reinforces the collaboration among the group companies.

In the corporate market, MHBK will actively provide customers with smooth financing and optimum solutions while it conducts careful credit controls. MHBK will respond to more diversified and sophisticated needs of its customers by expanding points of contact with customers, and by reinforcing its collaboration with the group companies and leveraging the full resources of the Group.

MHBK will strive to become involved in assisting in the recovery efforts in the areas affected by the Great Eastern Japan Earthquake, including financially supporting the customers’ businesses and lives to the fullest extent and voluntarily getting involved in the reconstruction of the affected areas as a financial institution with a number of local branches and offices located in those areas.

MHBK will continue to strengthen its compliance, customer protection, and security to ensure that its customers will be able to carry out their transactions without worries.

(Global Asset & Wealth Management Group)

MHTB will make every effort to increase profits and to significantly broaden its customer base through the provision of sophisticated trust products and/or trust services to customers of the entire Group. In addition, MHTB will further devote management resources to areas in which MHTB specializes and in which MHTB will be able to demonstrate benefits of a trust business by selecting and concentrating on such area, while focusing on the general marketing functions of the trust business and further enhancing the collaboration among the group companies. Also, MHTB will continue to focus on enhancing its internal controls, thereby strengthening compliance and customer protection in the process of enhancing the unification of the Group.

MHTB will exert its utmost efforts, as a trust bank, to assist the society and customers affected by the Great Eastern Japan Earthquake in their recovery and reconstruction efforts, and render assistance, utilizing its trust bank function, including its strength in real estate practice, etc., in addition to responding to the demand for reconstruction funds.

Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the group companies.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

The Group will continue to establish a firm compliance structure and an advanced risk management regime, and will steadily pursue business strategies, in its efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group’s brand slogan, “Channel to Discovery.” Also, the Group will work to fulfill its social responsibilities and public mission and further promote its corporate values by promoting CSR (corporate social responsibilities) activities, from the perspective of assisting the recovery from the Great Eastern Japan Earthquake, in addition to providing support for financial education and environmental efforts. Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)	FY 2010 (For the fiscal year ended March 31, 2011)
Ordinary Income	4,523.5	3,514.4	2,817.6	2,716.7
Ordinary Profits (Losses)	397.1	(395.1)	327.1	588.4
Net Income (Loss)	311.2	(588.8)	239.4	413.2
Total Net Assets	5,694.1	4,186.6	5,837.0	6,623.9
Total Assets	154,412.1	152,723.0	156,253.5	160,812.0

(Note)

Fractions are rounded down.

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)		FY 2010 (For the fiscal year ended March 31, 2011)
Operating Income	806.5	442.7	33.7		46.4
Cash Dividends Received	770.8	410.5	3.8		16.5
Cash Dividends Received from Majority-owned Banking Subsidiaries	406.5	406.2	0.2		13.5
Cash Dividends Received from Other Subsidiaries and Affiliates	364.3	4.3	3.6		3.0
Net Income	(JPY million 811,002)	(JPY million 378,815)	(JPY million 3,379)		(JPY million 18,511)
Net Income (Loss) per Share of Common Stock	(JPY 68,658.41)	(JPY 32.0)	(JPY (0.54	) )	(JPY 0.46)
Total Assets	4,658.9	4,552.7	5,225.9		6,035.1
Investments in Majority-owned Banking Subsidiaries	4,389.8	4,355.0	5,121.2		5,872.8
Investments in Other Subsidiaries and Affiliates	81.3	76.8	65.9		65.9

(Notes)

1. Fractions are rounded down.

2. Net Income (Loss) per Share of Common Stock was computed based upon the following formula:

Net Income (Loss) per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

3. On January 4, 2009, MHFG conducted an allotment of shares or fractions of a share without consideration, and the same type of shares and fractions of a share were respectively allotted to the shareholders and the holders of fractional shares, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration. Such allotments were made at the rate of 999 shares per one (1) share, and 9.99 shares per every 0.01 share.

(3) Employees

	March 31, 2011			March 31, 2010
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	39,143	9,806	7,821	39,315	9,794	7,905

(Notes)

1. The Number of Employees is the number of persons engaged in the Group.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHCB and MHTB, which are the core companies of the Group that operate the banking business, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2011	March 31, 2010
Number of Employees	31,019	30,711
Average Age	36 years, 8 months	36 years, 6 months
Average Years of Employment	13 years, 5 months	13 years, 2 months
Average Monthly Salary	JPY 437 thousand	JPY 435 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment, and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2011	March 31, 2010
Kanto, Koshinetsu	343	336	Head Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	76	75	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	459	451

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 44 agencies (45 as of March 31, 2010) and 34,918 non-branch ATMs (31,832 as of March 31, 2010) were in operation as of March 31, 2011.

3. In addition to the above, 3 sub branches (3 as of March 31, 2010) at Narita Airport, 2 sub branches (2 as of March 31, 2010) at Kansai International Airport (mainly for foreign currency exchange), 3 sub branches at Haneda Airport (new operations in this fiscal year) and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2010) at Narita Airport were in operation as of March 31, 2011.

MHCB

Region	Number of Offices		Principal Offices
	March 31, 2011	March 31, 2010
Kanto, Koshinetsu	31	28	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	42	39
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	16	16	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	33	33
Total	75	72

(Notes)

1. Offices include sub branches, and branches and offices for remittance purposes only.

2. In addition to the above, 6 representative offices overseas (6 as of March 31, 2010) were in operation as of March 31, 2011.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2011	March 31, 2010
Kanto, Koshinetsu	30	24	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	7	7	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch.
Kyushu	3	3	Fukuoka Branch, etc.
Total	44	38

(Notes)

1. Offices include sub branches.

2. In addition to the above, 51 trust agencies (54 as of March 31, 2010) were in operation as of March 31, 2011.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2011	March 31, 2010
Kanto, Koshinetsu	36	35	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	42	41	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	12	12	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch etc.
Total	102	100

(Note)

In addition to the above, 2 representative offices overseas (3 as of March 31, 2010) were in operation as of March 31, 2011.

MHIS

Region	Number of Branches		Principal Branches
	March 31, 2011	March 31, 2010
Kanto, Koshinetsu	28	28	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	56	56

(Note)

In addition to the above, 155 Planet Booths (150 as of March 31, 2010) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2011.

d.	Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Banking Business	Securities Business	Other Businesses
Total Amount of Capital Investment	82,030	4,247	1,974

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	700,000	100.00	6,661
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	6,778
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,303	74.92 (0.40)	—
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	59.50 (59.50)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.84 (66.84)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	81
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	177
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	840
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	1,842
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	162
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,000	25.73 (25.73)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	329,674 (GBP 2,462 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	82,420 (CNY 6,500 million	)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	16,665 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	13,852 (USD 166 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	12,706 (IDR 1,323,574 million	)	98.99 (98.99)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	8,188 (USD 98 million)		100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	4,157 (USD 50 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	4,812 (CHF 53 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	2,731 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (    ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Orient Corporation is newly listed as a principal subsidiary.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)

Mizuho Bank, Ltd.	700,000	—	—
Mizuho Corporate Bank, Ltd.	41,575	—	—
Total	741,575	—	—

2. Matters Regarding Officers

(1) Officers

(As of March 31, 2011)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	President & CEO (Representative Director)

Setsu Onishi	Deputy President (Representative Director)

Hajime Saito	Managing Director

Takeo Nakano	Managing Director	President & CEO of Mizuho Financial Strategy Co., Ltd.

Satoru Nishibori	Director	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Tsuneo Morita	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Shuzo Haimoto	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Mr. Terunobu Maeda resigned from his position as a director on June 22, 2010.

2. Mr. Tetsuji Kosaki resigned from his position as a director on April 1, 2010.

3. Mr. Tsuneo Muneoka resigned from his position as a corporate auditor on June 22, 2010.

4. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

5. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

6. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, who are “outside directors,” and Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

7. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2011)

Title	Name	Areas of Oversight
President	Takashi Tsukamoto	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Setsu Onishi	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Hajime Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Managing Executive Officer	Takeo Nakano	Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning / Chief Strategy Officer and Chief Information Officer

Executive Officer	Masakane Koike	General Manager of Financial Planning

Executive Officer	Tatsuya Yamada	General Manager of Accounting

Executive Officer	Shusaku Tsuhara	General Manager of Executive Secretariat

(Reference)

The members of the Officers as of April 1 are as follows:

(As of April 1, 2011)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	President & CEO (Representative Director)

Takeo Nakano	Managing Director	President & CEO of Mizuho Financial Strategy Co., Ltd.

Satoru Nishibori	Director	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Setsu Onishi	Director

Hajime Saito	Director	Deputy President - Executive Officer of Mizuho Securities, Co., Ltd.

Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Tsuneo Morita	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Shuzo Haimoto	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

2. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

3. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, who are “outside directors,” and Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

4. The Executive Officers as of April 1 are as follows:

(As of April 1, 2011)

Title	Name	Areas of Oversight
President	Takashi Tsukamoto	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Mitsuaki Tsuchiya	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Masaaki Kono	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Managing Executive Officer	Takeo Nakano	Head of Financial Control and Accounting Group and In charge of IT, Systems & Operations Group / Chief Financial Officer

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group, Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Managing Executive Officer	Akira Moriwaki	In charge of Asset Management Planning Office

Executive Officer	Masakane Koike	General Manager of Financial Planning

Executive Officer	Shusaku Tsuhara	General Manager of Executive Secretariat

Executive Officer	Tetsuo Iimori	General Manager of Corporate Planning

(2) Aggregate Compensation for Officers

	(JPY million)
Classification	Number of Persons	Aggregate Compensation
Directors	10	286
Corporate Auditors	6	68
Total	16	354

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Details of major concurrent offices of outside officers are given on page 23.

MHBK and MHCB at which Mr. Yukio Nozaki, Outside Corporate Auditor, serves concurrently, are wholly owned subsidiaries of MHFG, and MHFG administers both entities.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	3 years, 9 months	He attended 14 of the 16 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	5 years, 9 months	He attended 13 of the 16 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	3 years, 9 months	He attended 14 of the 16 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Yukio Nozaki	8 years, 2 months	He attended 15 of the 16 Board of Directors Meetings and 15 of the 16 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from professional viewpoint as an attorney at law.

Masahiro Seki	4 years, 9 months	He attended all of the 16 Board of Directors Meetings and all of the 16 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	2 year, 9 months	He attended 14 of the 16 Board of Directors Meetings and 15 of the 16 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Yukio Nozaki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masahiro Seki
Masami Ishizaka

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	6	58	8

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of Officers.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2011

(Number of shares)
Total Number of Authorized Shares	28,485,271,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	24,115,759,000
Class XI Preferred Stock	1,369,512,000
Class XII Preferred Stock	1,500,000,000
Class XIII Preferred Stock	1,500,000,000

Total Number of Shares Issued
Common Stock	21,782,185,320
Eleventh Series Class XI Preferred Stock	914,752,000
Thirteenth Series Class XIII Preferred Stock	36,690,000

(Notes)

1. As a result of a request for acquisition of 82,395,000 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 287,787,630 shares of Common Stock from April 1, 2010 to March 31, 2011.

2. As a result of capital increase by way of public offering of Common Stock with the payment date set to be July 21, 2010, there was an increase of 5,609,000,000 shares of Common Stock.

3. As a result of capital increase by way of third-party allotment of Common Stock with the payment date set to be July 30, 2010, there was an increase of 391,000,000 shares of Common Stock.

(2) Number of Shareholders as of March 31, 2011

Common Stock	775,035
Eleventh Series Class XI Preferred Stock	1,557
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include 8,845 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2011

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,236,571,300	5.67
The Master Trust Bank of Japan, Ltd. (Trustee account)	910,246,900	4.17
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	459,269,367	2.10
Barclays Capital Japan Limited	329,168,100	1.51
Japan Trustee Services Bank, Ltd. (Trustee account 9)	324,607,200	1.49
Japan Trustee Services Bank, Ltd. (Trustee account 4)	272,717,000	1.25
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	231,594,971	1.06
The Dai-ichi Life Insurance Company, Limited	209,950,000	0.96
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	185,953,565	0.85
Japan Trustee Services Bank, Ltd. (Trustee account 1)	175,818,100	0.80

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held of Common Stock are calculated by excluding the treasury stock (5,656,647 shares).

b. Eleventh Series Class XI Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy agent: Citibank Japan Ltd.)	20,625,000	4.94
Marubeni Corporation	14,500,000	3.47
SHIMIZU CORPORATION	10,000,000	2.39
Electric Power Development Co., Ltd.	10,000,000	2.39
The Tokyo Electric Power Company, Incorporated	10,000,000	2.39
NIPPON EXPRESS CO., LTD.	10,000,000	2.39
JFE Steel Corporation	6,000,000	1.43
NIPPON STEEL CORPORATION	6,000,000	1.43
ALL NIPPON AIRWAYS CO., LTD.	6,000,000	1.43
DAIICHI SANKYO COMPANY, LIMITED	6,000,000	1.43

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. Percentages of Shares Held of Preferred Stock are calculated by excluding the treasury stock of Eleventh Series Class XI Preferred Stock (497,866,000 shares). Furthermore, the 497,866,000 shares of the treasury stock are not included in the above list of Major Shareholders.

c. Thirteenth Series Class XIII Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
NIPPON OIL FINANCE (NETHERLANDS) B.V. (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	6,000,000	16.35
Shiseido Company, Limited	5,000,000	13.62
SHARP FINANCE CORPORATION	5,000,000	13.62
SHARP INTERNATIONAL FINANCE (U.K.) PLC (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	5,000,000	13.62
NISSIN FOODS HOLDINGS CO., LTD.	3,000,000	8.17
OBAYASHI CORPORATION	2,000,000	5.45
YANMAR Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.72
FUJI MEDIA HOLDINGS, INC.	1,000,000	2.72
KURABO INDUSTRIES LTD.	500,000	1.36

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. There is no treasury stock pertaining to the Thirteenth Series Class XIII Preferred Stock.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Executive Officers of MHFG and its subsidiaries, MHBK and MHCB, pursuant to the Company Law, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030

(1) Stock Acquisition Rights, etc. of MHFG held by Officers as of March 31, 2011

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	250 rights	Common Stock, 250,000 shares	3 persons, 250 rights
Second Series of Stock Acquisition Rights of MHFG	601 rights	Common Stock, 601,000 shares	4 persons, 601 rights
Third Series of Stock Acquisition Rights of MHFG	954 rights	Common Stock, 954,000 shares	6 persons, 954 rights

(2) Stock Acquisition Rights, etc. of MHFG delivered to Employees, etc., during the fiscal year ended March 31, 2011

	Number of stock acquisition rights	Class and number of subject shares	Number of employees (Executive Officers) to whom rights were delivered and number of rights	Number of Officers and employees (Executive Officers) of subsidiaries to whom rights were delivered and number of rights
Third Series of Stock Acquisition Rights of MHFG	5,854 rights	Common Stock, 5,854,000 shares	4 persons, 237 rights	81 persons, 5,617 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the fiscal year ended March 31, 2011	Other
Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Tadayuki Matsushige , C.P.A. Noboru Miura , C.P.A. Nobuko Kubo, C.P.A. Hiroshi Nishida , C.P.A.	JPY 50 million	MHFG paid consideration to the Independent Auditor for advisory services and other services in connection with the IFRS, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,380 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and 9 (nine) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined a compliance-management structure and created a “Compliance Manual,” has formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to confront anti-social elements is viewed as an important policy of the Group when designing and implementing specific compliance programs among group companies.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is MHFG’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including MHFG’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by MHFG’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is MHFG’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is MHFG’s structure for managing the risk of loss.

*	In addition, MHFG shall review, in the future and whenever else required, reform of the structure for managing its risk of loss, taking into consideration (i) the results of its measures with respect to the Great Eastern Japan Earthquake, and (ii) its analysis of causes and preventive measures against the recurrence of similar incidents to that which occurred with respect to the computer system failures that occurred at MHBK.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committee,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is MHFG’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is MHFG’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any personnel and/or change in organization that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and independent auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2011

Millions of yen
As of March 31, 2011
Assets
Cash and Due from Banks	¥9,950,913
Call Loans and Bills Purchased	375,716
Receivables under Resale Agreements	7,467,309
Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512
Other Debt Purchased	1,667,808
Trading Assets	13,500,182
Money Held in Trust	122,267
Securities	44,782,067
Loans and Bills Discounted	62,777,757
Foreign Exchange Assets	977,465
Derivatives other than for Trading Assets	5,102,760
Other Assets	2,754,017
Tangible Fixed Assets	947,986
Buildings	321,987
Land	475,869
Lease Assets	14,922
Construction in Progress	28,777
Other Tangible Fixed Assets	106,430
Intangible Fixed Assets	442,922
Software	227,938
Goodwill	1,972
Lease Assets	3,197
Other Intangible Fixed Assets	209,813
Deferred Tax Assets	488,769
Customers’ Liabilities for Acceptances and Guarantees	3,673,339
Reserves for Possible Losses on Loans	(760,762)
Reserve for Possible Losses on Investments	(25)

Total Assets	¥160,812,006

Liabilities
Deposits	¥79,233,922
Negotiable Certificates of Deposit	9,650,236
Debentures	740,932
Call Money and Bills Sold	5,095,412
Payables under Repurchase Agreements	11,656,119
Guarantee Deposits Received under Securities Lending Transactions	5,488,585
Commercial Paper	226,167
Trading Liabilities	7,652,811
Borrowed Money	15,969,385
Foreign Exchange Liabilities	167,670
Short-term Bonds	585,497
Bonds and Notes	5,110,947
Due to Trust Accounts	1,045,599
Derivatives other than for Trading Liabilities	4,599,579
Other Liabilities	3,053,136
Reserve for Bonus Payments	39,336
Reserve for Employee Retirement Benefits	35,615
Reserve for Director and Corporate Auditor Retirement Benefits	2,239
Reserve for Possible Losses on Sales of Loans	420
Reserve for Contingencies	15,081
Reserve for Reimbursement of Deposits	15,229
Reserve for Reimbursement of Debentures	13,344
Reserves under Special Laws	1,382
Deferred Tax Liabilities	17,599
Deferred Tax Liabilities for Revaluation Reserve for Land	98,415
Acceptances and Guarantees	3,673,339

Total Liabilities	154,188,007

Net Assets
Common Stock and Preferred Stock	2,181,375
Capital Surplus	937,680
Retained Earnings	1,132,351
Treasury Stock	(3,196)

Total Shareholders’ Equity	4,248,209

Net Unrealized Gains (Losses) on Other Securities	(21,648)
Deferred Gains or Losses on Hedges	68,769
Revaluation Reserve for Land	137,707
Foreign Currency Translation Adjustment	(103,921)

Total Accumulated Other Comprehensive Income	80,906

Stock Acquisition Rights	2,754
Minority Interests	2,292,128

Total Net Assets	6,623,999

Total Liabilities and Net Assets	¥160,812,006

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Millions of yen
For the fiscal year ended March 31, 2011
Ordinary Income	¥2,716,791
Interest Income	1,457,687
Interest on Loans and Bills Discounted	900,011
Interest and Dividends on Securities	356,583
Interest on Call Loans and Bills Purchased	5,062
Interest on Receivables under Resale Agreements	38,975
Interest on Securities Borrowing Transactions	9,479
Interest on Due from Banks	10,940
Other Interest Income	136,633
Fiduciary Income	49,388
Fee and Commission Income	562,485
Trading Income	243,983
Other Operating Income	307,276
Other Ordinary Income	95,970

Ordinary Expenses	2,128,292
Interest Expenses	348,242
Interest on Deposits	108,844
Interest on Negotiable Certificates of Deposit	24,267
Interest on Debentures	6,533
Interest on Call Money and Bills Sold	8,572
Interest on Payables under Repurchase Agreements	47,800
Interest on Securities Lending Transactions	14,089
Interest on Commercial Paper	121
Interest on Borrowed Money	30,616
Interest on Short-term Bonds	1,950
Interest on Bonds and Notes	83,299
Other Interest Expenses	22,146
Fee and Commission Expenses	95,693
Other Operating Expenses	143,596
General and Administrative Expenses	1,285,815
Other Ordinary Expenses	254,945

Ordinary Profits (Losses)	588,498

Extraordinary Gains	60,242
Gains on Disposition of Tangible Fixed Assets	96
Gains on Reversal of Reserve for Possible Losses on Loans	20,325
Recovery on Written-off Claims	36,495
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	766
Other Extraordinary Gains	2,557

Extraordinary Losses	13,315
Losses on Disposition of Tangible Fixed Assets	4,917
Losses on Impairment of Fixed Assets	3,546
Other Extraordinary Losses	4,852

Income (Loss) before Income Taxes and Minority Interests	635,425

Income Taxes:
Current	18,336
Deferred	120,123
Total Income Taxes	138,460

Income before Minority Interests	496,965

Minority Interests in Net Income	83,736

Net Income (Loss)	¥413,228

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Millions of yen
For the fiscal year ended March 31, 2011
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,805,565
Changes during the period
Issuance of New Shares	375,810

Total Changes during the period	375,810

Balance as of the end of the period	2,181,375

Capital Surplus
Balance as of the end of the previous period	552,135
Changes during the period
Issuance of New Shares	385,544

Total Changes during the period	385,544

Balance as of the end of the period	937,680

Retained Earnings
Balance as of the end of the previous period	854,703
Changes during the period
Cash Dividends	(134,966)
Net Income (Loss)	413,228
Disposition of Treasury Stock	(1,314)
Transfer from Revaluation Reserve for Land	701

Total Changes during the period	277,648

Balance as of the end of the period	1,132,351

Treasury Stock
Balance as of the end of the previous period	(5,184)
Changes during the period
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	1,990

Total Changes during the period	1,987

Balance as of the end of the period	(3,196)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,207,219
Changes during the period
Issuance of New Shares	761,354
Cash Dividends	(134,966)
Net Income (Loss)	413,228
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	675
Transfer from Revaluation Reserve for Land	701

Total Changes during the period	1,040,990

Balance as of the end of the period	4,248,209

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the end of the previous period	176,931
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(198,579)

Total Changes during the period	(198,579)

Balance as of the end of the period	¥(21,648)

Millions of yen
For the fiscal year ended March 31, 2011
Deferred Gains or Losses on Hedges
Balance as of the end of the previous period	¥83,093
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(14,324)

Total Changes during the period	(14,324)

Balance as of the end of the period	68,769

Revaluation Reserve for Land
Balance as of the end of the previous period	138,430
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(722)

Total Changes during the period	(722)

Balance as of the end of the period	137,707

Foreign Currency Translation Adjustment
Balance as of the end of the previous period	(92,623)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(11,297)

Total Changes during the period	(11,297)

Balance as of the end of the period	(103,921)

Total Accumulated Other Comprehensive Income
Balance as of the end of the previous period	305,831
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(224,924)

Total Changes during the period	(224,924)

Balance as of the end of the period	80,906

Stock Acquisition Rights
Balance as of the end of the previous period	2,301
Changes during the period
Net Changes in Items other than Shareholders’ Equity	452

Total Changes during the period	452

Balance as of the end of the period	2,754

Minority Interests
Balance as of the end of the previous period	2,321,700
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(29,572)

Total Changes during the period	(29,572)

Balance as of the end of the period	2,292,128

Total Net Assets
Balance as of the end of the previous period	5,837,053
Changes during the period
Issuance of New Shares	761,354
Cash Dividends	(134,966)
Net Income (Loss)	413,228
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	675
Transfer from Revaluation Reserve for Land	701
Net Changes in Items other than Shareholders’ Equity	(254,044)

Total Changes during the period	786,946

Balance as of the end of the period	¥6,623,999

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

Amounts less than one million yen are rounded down.

BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND PRINCIPLES OF CONSOLIDATION

1.	Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article 2, Paragraph 8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2.	Scope of Consolidation

(1)	Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 152

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Eurekahedge Pte. Ltd and 8 other companies were newly consolidated as a result of acquisition of stocks and other factors.

During the period, Mizuho Corporate Bank (Germany) Aktiengesellschaft and 18 other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries: 0

3.	Application of the Equity Method

(1)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 22

Name of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

During the period, Orient Corporation and one other company were newly included in the scope of the equity method as a result of the exercise of the right to request acquisition of the preferred shares and other factors.

During the period, Mitoyo Securities Co., Ltd. was excluded from the scope of the equity method as a result of the sale of stocks.

(3)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Deferred Gains or Losses on Hedges (amount corresponding to MHFG’s equity position) and others.

4.	Fiscal Years of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

(1)	Balance sheet dates of majority-owned consolidated subsidiaries and other consolidated subsidiaries are as follows:

The day before the last business day of June	7 companies
September 30	1 company
December 29	18 companies
December 31	59 companies
March 31	67 companies

(2)	Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of the day before the last business day of June and December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31. Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of September 30 were consolidated based on their tentative financial statements as of and for the period ended the consolidated balance sheet dates. Other majority-owned consolidated subsidiaries and other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

5.	Special Purpose Entities Subject to Disclosure

(1)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are majority-owned consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 23 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 23 special purpose entities at their respective balance sheet dates amounted to ¥2,146,309 million and ¥2,145,260 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

(2)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2011 are as follows:

As of March 31, 2011	Millions of yen
Loans	¥1,701,545
Credit and Liquidity Facilities	¥427,325

For the Fiscal Year ended March 31, 2011	Millions of yen
Interest Income on Loans	¥12,887
Fee and Commission Income, etc.	¥2,271

6.	Amortization Method of Goodwill and Amortization Period

Goodwill of Eurekahedge Pte,Ltd. is amortized over a period of 10 years under the straight-line method. The amount of other Goodwill is expensed as incurred since the amount has no material impact.

7.	Standards of Accounting Method

(1)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2)	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

(3)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(4)	Depreciation

	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings: 3 years to 50 years

Others: 2 years to 20 years

‚	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

ƒ	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(5)	Deferred Assets

	Stock issuance costs

Stock issuance costs are expensed as incurred.

‚	Bond issuance costs

Bond issuance costs are expensed as incurred.

ƒ	Debenture issuance costs

Debenture issuance costs are expensed as incurred.

„	Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

(6)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥416,313 million.

Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(7)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization scheme of the Group’s domestic majority-owned consolidated banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥721 million.

(8)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(9)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

(10)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

(11)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(12)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

(13)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

(14)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

(15)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(16)	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned consolidated banking subsidiaries and a domestic majority-owned consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

(17)	Hedge Accounting

(a) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic majority-owned consolidated banking subsidiaries and domestic majority-owned consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥16,874 million and ¥13,984 million, respectively.

(b) Foreign Exchange Risk

Domestic majority-owned consolidated banking subsidiaries and some of domestic majority-owned consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these majority-owned subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned subsidiaries, other consolidated subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

(18)	Consumption Taxes and other

With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Accounting Standard for Asset Retirement Obligations)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with this fiscal year.

As a result, Income before Income Taxes and Minority Interests decreased by ¥3,081 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥6,555 million.

(Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method)

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with this fiscal year.

This application does not affect the financial statements.

CHANGE IN PRESENTATION OF FINANCIAL STATEMENTS

(Consolidated Balance Sheet and Consolidated Statement of Changes in Net Assets)

Mizuho Financial Group has applied the appended form of “Ordinance for Enforcement of the Banking Act” (Finance Ministry Ordinance No. 10, 1982) revised by “Cabinet Office Ordinance Partially Revising Regulation on Enforcement of the Banking Act” (Cabinet Office Ordinance No. 5, March 25, 2011) and, as a result, “Other Accumulated Comprehensive Income” is presented from this fiscal year in lieu of “Valuation and Translation Adjustments” in the previous fiscal year.

ADDITIONAL INFORMATION

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥26,530 million related to the issuance.

The amount equivalent to such underwriting fees of ¥9,734 million, recognized as profit by majority-owned consolidated subsidiaries and other consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥209,145 million and investments of ¥421 million in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,198 million and are included in trading securities under Trading Assets.

MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,428,034 million, the total of securities re-loaned was ¥18,741 million and securities neither repledged nor re-loaned was ¥1,961,545 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥46,116 million and Non-Accrual Delinquent Loans of ¥660,718 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥25,034 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥496,991 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,228,859 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥734,051 million.

8.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,255,353 million
Securities:	¥18,571,019 million
Loans and Bills Discounted:	¥9,376,342 million
Other Assets:	¥19,815 million
Tangible Fixed Assets:	¥126 million

The following liabilities were collateralized by the above assets:

Deposits:	¥824,972 million
Call Money and Bills Sold:	¥1,878,300 million
Payables under Repurchase Agreements:	¥4,608,710 million
Guarantee Deposits Received under Securities Lending Transactions:	¥4,628,424 million
Borrowed Money:	¥14,198,742 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥17,658 million, Trading Assets of ¥189,100 million and Securities of ¥2,363,237 million and Loans and Bills Discounted of ¥45,307 million.

None of the assets was pledged as collateral in connection with borrowings by the majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥106,814 million, collateral pledged for derivatives transactions of ¥247,600 million, margins for futures transactions of ¥33,492 million and other guarantee deposits of ¥35,782 million.

Rediscount of bills is conducted as financing transaction based on the JICPA Industry Audit Committee Report No. 24. There was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥58,034,077 million. Of this amount, ¥51,102,222 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic majority-owned consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥160,512 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥799,355 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥37,126 million.

13.	Borrowed Money includes subordinated borrowed money of ¥644,329 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,710,361 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic majority-owned consolidated trust banking subsidiaries, are ¥836,285 million and ¥383 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,032,321 million.

17.	Net Assets per share of common stock: ¥177.53

18.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,207,229)
Plan Assets (fair value)	1,215,987

Unfunded Retirement Benefit Obligations	8,757
Unrecognized Actuarial Differences	420,438

Net Amounts on Consolidated Balance Sheet	¥429,196
Prepaid Pension Cost	464,812
Reserve for Employee Retirement Benefits	(35,615)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥54,712 million.

2.	Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥94,420 million, losses on write-offs of loans of ¥71,659 million, and losses on sales of stocks of ¥29,006 million.

3.	Other Extraordinary Losses includes losses of ¥3,091 million at the beginning of the period due to the adoption of Accounting Standard for Asset Retirement Obligation described in “Changes of Fundamental and Important Matters for the Preparation of Consolidated Financial Statements” and Extraordinary depreciation of ¥1,761 million due to the shortening of depreciation period of the software.

4.	Net Income per share of common stock for the fiscal year: ¥20.47

5.	Diluted Net Income per share of common stock for the fiscal year: ¥19.27

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1.	Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2010	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2011	Remarks
Issued shares
Common stock	15,494,397	6,287,787	—	21,782,185	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	16,445,839	6,287,787	—	22,733,627

Treasury stock
Common stock	9,397	21	3,761	5,656	*2
Eleventh Series Class XI Preferred Stock	415,471	82,395	—	497,866	*3

Total	424,868	82,416	3,761	503,522

*1.	Increases are due to request for acquisition (conversion) of preferred stock (287,787 thousand shares), capital increase by public offering (5,609,000 thousand shares), and capital increase by way of third-party allotment (391,000 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (3,760 thousand shares) and repurchase of shares constituting less than one unit (one thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2011 (Millions of yen)	Remarks
			As of March 31, 2010	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2011
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			1,786
Majority-owned consolidated subsidiaries and other consolidated subsidiaries (Treasury stock acquisition rights)				—			968 (—)
Total				—			2,754 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2011

Resolution			Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 22, 2010		Common Stock	123,880	8	March 31, 2010
(	Ordinary General Meeting of Shareholders	)	Eleventh Series Class XI Preferred Stock	9,985	20	March 31, 2010	June 22, 2010
			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2010
	Total			134,966

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2011 and effective dates coming after the end of the fiscal year

Resolution			Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	130,659	Retained Earnings	6	March 31, 2011
	June 21, 2011		Eleventh Series Class XI Preferred Stock	8,337	Retained Earnings	20	March 31, 2011	June 21, 2011
(	Ordinary General Meeting of Shareholders	)	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2011

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 21, 2011.

(FINANCIAL INSTRUMENTS)

1. Matters relating to the conditions of financial instruments

(1) Policy on financial instruments

Mizuho Financial Group (MHFG), which primarily engages in banking business, incurs financial liabilities such as customer deposits and market deposits on the funding side while holding financial assets such as customer loans, stocks and bonds on the investment side, and also engages in trading business for certain financial products. Some subsidiaries conduct securities business and other financial business.

For above funding and investment business, MHFG appropriately manages risks of each financial instrument and carefully watches term-gaps and other risk factors.

(2) Contents and Risk of Financial Products

The main financial assets of the Mizuho group consist of loans to customers and securities such as Japanese stocks and government bonds. The Group holds these securities for the purpose of reserves for deposit payments reserves and as investments. These financial assets are subject to various types of risk that may be incurred by the Group due to a decline in, or total loss of, the value of assets, as a result of deterioration in a counterparty’s and an issuer’s financial position (“credit risk”), or incurred by the Group due to fluctuations in interest rates, stock prices and foreign exchange rates and so on (“market risk”).

The main financing source of the Mizuho group is a stable source of deposits from its customers in addition to direct funding from the financial market. These financing sources are subject to the risk of losses (“liquidity risk”) arising from funding difficulties due to market disruption or a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual.

In addition, the Mizuho group uses derivative financial products to control the interest rate risk related to the assets and liabilities of the Group, as part of our asset and liability management (“ALM”). The Group primarily utilizes the portfolio hedge by grouping numerous financial assets and liabilities such as loans and deposits into similar interest risk units in accordance with risk management policies. Some derivative products like interest rate swaps are used as hedging methods for cash-flow hedges or fair value hedges. The Group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed periodically by regression analysis and other methods to ensure whether the derivative financial products effectively work in order to offset the exposure to changes in fair value and variable cash flows from hedged items. It should be noted that the Mizuho Group uses derivative financial products for trading purposes and so on as well.

Progress in financial deregulation and internationalization has led to growth in the diversity and complexity of financial assets and liabilities of the Mizuho group, exposing the Group to various risks, including credit risk, liquidity risk and other risks.

(3) Risk Management for Financial Products

 Commitment to Risk Management

We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures.

We maintain basic policies for risk management established by our board of directors that are applicable to the entire Mizuho group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

‚ General Concept of Risk Management

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms.

More specifically, we allocate risk capital to our principal banking subsidiaries and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. To ensure the ongoing financial health of Mizuho Financial Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company.

ƒ Credit Risk Management

We have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Our board of directors determines the Mizuho group’s key matters pertaining to credit risk management while their Chief Executive Officers are responsible for controlling credit risk. In addition, we have established the Portfolio Management Committee as one of its business policy committees. This committee of Mizuho Financial Group discusses and coordinates basic policy in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Mizuho group. Under the control of the Chief Risk Officer of Mizuho Financial Group, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“expected loss”) and the maximum loss within a certain confidence interval (“credit VAR”). The difference between expected loss and credit VAR is measured as the credit risk amount (“unexpected loss”). We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks appropriately in line with our specific guidelines for each.

The board of directors of each of our principal banking subsidiaries and other core group companies determines key matters pertaining to credit risk in line with basic policies set forth by Mizuho Financial Group. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors.

The chief risk officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring. Each credit division determines policies and approves/disapproves individual transactions regarding review and management of and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has also established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

„ Market Risk Management

The board of directors of Mizuho Financial Group determines key matters pertaining to market risk management policies. In addition, we have established the ALM & Market Risk Committee as one of its business policy committees. The committee broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes.

The Chief Risk Officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations. The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. In addition, the division assesses and manages the overall market risk of the Mizuho group as a whole and keeps track of the market risk situation of our principal banking subsidiaries and other core group companies. The division also submits reports to the Chief Executive Officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations. The amount of risk capital allocated to market risk corresponds to VAR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VAR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

Our principal banking subsidiaries and certain other core group companies have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Based on a common Mizuho Group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

Our principal banking subsidiaries and certain other core group companies have the same market risk management structure as the Mizuho Financial Group, such as their business policy committees being responsible for overall discussion and coordination of the market risk management, including their ALM & market risk management committees.

In addition, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. This system enables them to achieve mutual checks and control over market operations.

When VAR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 BPV (Basis Point Value), carry out stress tests and set stop loss limits as needed.

… Situation of Market Risk

i. Overview of Banking Activities

The following table shows the VAR figures relating to our banking activities for the fiscal year indicated:

(Billions of yen)
Fiscal year ended March 31, 2011
As of fiscal year end	211.3
Maximum	227.6
Minimum	137.8
Average	188.6

[Definition of Banking business]

The following transactions are categorized as banking business, with trading business and strategically-held equity being categorized separately.

(1)	Deposits and loans as well as related funding activities, and hedge against interest rate risk.

(2)	Equity (excluding strategically-held equity), bonds, investment trusts, etc. and hedges against related market risk.

The core deposit of liquid deposits is to be specified and incorporated into the measurement of market risk.

Banking business VAR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	VAR: the total amount of linear risk and non-linear risk;

•	confidence interval: one-tailed 99%;

•	holding period of one month; and

•	historical observation period of one year.

ii. Trading business

The following table shows VAR figures of our trading activities for the fiscal year indicated:

(Billions of yen)
Fiscal year ended March 31, 2011
As of fiscal year end	3.6
Maximum	3.8
Minimum	2.2
Average	2.9

[Definition of trading activities]

(1)	Transactions held for the purpose of short-term resale.

(2)	Transactions held for the purpose of making a profit from price fluctuations over a short period as well as fixing a profit from arbitrage activities.

(3)	Deals that have both aspects of (1) and (2) above.

(4)	Deals held for broking business or market making business.

Trading business VAR used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and Monte-Carlo simulation for non-linear risk;

•	VAR: the total amount of linear risk and non-linear risk;

•	confidence interval: one-tailed 99%;

•	holding period of 1 trading day; and

•	historical observation period of one year.

iii. Strategic Equity Holding

We make the same market risk management based on VAR and risk indices for strategic equity holding portfolio as banking business and trading business.

The risk index of the strategic equity holding portfolio (sensitivity of the portfolio to a 1% change in TOPIX index) is set as ¥25.7 billion for in fiscal year ended March 31, 2011.

iv. Risk management using VAR

VAR is a commonly used market risk management technique with statistical assumptions to measure maximum possible loss in the market, which will be incurred to the holding portfolio in a certain period with some probability. It should be noted that in general VAR model has the following shortcomings:

•	VAR estimates could differ by assumptions of holding period, confidence interval level and approaches for the measurement.

•	VAR which is calculated based on historical data does not necessarily indicate an accurate future possible maximum loss.

•

VAR might underestimate the probability of extreme market movements when the market gets inactive as VAR assumes sales of holding portfolio and hedges in the market during the holding period for the calculation.

•	The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

The variance co-variance model used as the measurement technique of VAR assumes that change in a market movement follows a normal distribution. Therefore, the model might underestimate the risk under the circumstance that the market is likely to move extremely beyond the assumption. The model might also underestimate the risk when the normal correlation assumption between interest rate and share price collapses under the circumstances when a rise in the interest rate and a deterioration of share price happen simultaneously.

We check the validity of the market risk measurement made by VAR approach periodically by the back-test which compares VAR with actual profit and loss. In addition to VAR, we make a wide variety of management and controls such as risk indices monitoring, implementation of stress tests, loss limit monitoring in order to make strict risk management by capturing carefully all risks, including what VAR approach is not able to cover.

† Liquidity Risk Management

Our liquidity risk management structure is generally the same as the market risk management structure described above (“Item „ Market Risk Management”). However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the Chief Executive Officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the Chief Executive Officer. We have established classifications for the cash flow conditions affecting the Group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

(4) Supplementary explanation of matters relating to fair value of financial instruments and others

Fair values of financial instruments include the values based on market prices, and the values deemed as market prices obtained by the reasonable estimate when the financial instruments do not have market prices. Since certain assumptions and others are adopted for calculating such values, they may differ when adopting different assumptions and others.

2. Matters relating to fair value of financial instruments and others

The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2011. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	9,950,144	9,950,144	—
(2) Call Loans and Bills Purchased (*1)	375,255	375,255	—
(3) Receivables under Resale Agreements	7,467,309	7,467,309	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	6,541,512	6,541,512	—
(5) Other Debt Purchased (*1)	1,667,151	1,665,020	(2,130)
(6) Trading Assets
Trading Securities	9,497,860	9,497,860	—
(7) Money Held in Trust (*1)	122,233	122,233	—
(8) Securities
Bonds Held to Maturity	1,202,123	1,208,220	6,097
Other Securities	42,932,743	42,932,743	—
(9) Loans and Bills Discounted	62,777,757
Reserves for Possible Losses on Loans (*1)	(654,284)
	62,123,472	62,463,480	340,007

Total Assets	141,879,804	142,223,779	343,974

(1) Deposits	79,233,922	79,184,769	(49,153)
(2) Negotiable Certificates of Deposit	9,650,236	9,649,914	(322)
(3) Debentures	740,932	735,366	(5,566)
(4) Call Money and Bills Sold	5,095,412	5,095,412	—
(5) Payables under Repurchase Agreements	11,656,119	11,656,119	—
(6) Guarantee Deposits Received under Securities Lending Transactions	5,488,585	5,488,585	—
(7) Trading Liabilities Securities Sold, Not yet Purchased	4,249,792	4,249,792	—
(8) Borrowed Money	15,969,385	15,987,515	18,130
(9) Bonds and Notes	5,110,947	5,204,422	93,474

Total Liabilities	137,195,334	137,251,897	56,563

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	737,937
Derivative Transactions Qualifying for Hedge Accounting	238,832
Reserves for Derivative Transactions (*1)	(46,203)

Total Derivative Transactions	930,567	930,567	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets and Trading Liabilities and Other Assets and Other Liabilities are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1) Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2) Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5) Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6) Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7) Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, stocks are based on the prices on stock exchanges, and bonds are based on the market prices and others. For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values.

(8) Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value at the end of the current fiscal year. In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic majority-owned consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included residential mortgage-backed securities, collateralized loan obligations, commercial mortgage-backed securities, and other asset backed securities.

(9) Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the consolidated balance sheet amount as of the consolidated balance sheet date minus the present estimated amount of bad debts, and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1) Deposits

For demand deposits, we deem the payment amounts required on the consolidated balance sheet date (i.e., book values) to be fair values. In addition, fair values of fixed deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates.

(2) Negotiable Certificates of Deposit

Fair values of Negotiable Certificates of Deposit are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3) Debentures

Fair values of Debentures are based on the market prices for the debentures which have market prices, and calculated by classifying them based on their terms and by discounting the future cash flows for those which do not have market prices. The discount rates used in such calculations are the interest rates.

(4) Call Money and Bills Sold, (5) Payables under Repurchase Agreements and (6) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(7) Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(8) Borrowed Money

Fair values of Borrowed Money are calculated by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(9) Bonds and Notes

Fair values of Bonds and Notes issued by MHFG, its majority-owned consolidated subsidiaries and other consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

Derivative Transactions

Derivative transactions include interest rate-related transactions (futures, options, swaps and others), currency-related transactions (futures, options, swaps and others), bond-related transactions (futures, futures options and others), and are based on the prices on securities exchanges, discounted value of future cash flows, option pricing models and others.

(Note 2)	Financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	280,340
‚ Investments in Partnerships (*2)	156,965
ƒ Other	399

Total (*3)	437,704

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2011, we impaired (“devaluated”) in the amount of ¥15,562 million on a consolidated basis.

(SUBSEQUENT EVENTS)

1. Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHTB into a wholly-owned subsidiary of MHFG by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of common stock of MHTB are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange and the Osaka Securities Exchange (the last trading date will be August 26, 2011).

(1)	Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

 Name of the wholly-owned subsidiary in the share exchange	Mizuho Trust & Banking Co., Ltd.

‚ Purpose of business	Trust and banking business

ƒ Effective date of the share exchange	September 1, 2011 (Scheduled)

„ Legal method of the share exchange	The share exchange in which MHFG will become a wholly-owning parent and MHTB will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

… Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Our Group (“Mizuho”) has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHTB into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2)	Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

	MHFG	MHTB
Company Name	(wholly-owning parent company in the share exchange)	(wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.54

‚ Calculation method

MHFG and MHTB engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by Merrill Lynch Japan Securities Co., Ltd. (“BofA Merrill Lynch”) and J.P. Morgan Securities Japan Co., Ltd. (“J.P. Morgan”) and with consideration for MHFG’s and MHTB’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHTB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHTB, and MHFG and MHTB resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 823,462,056 shares (Scheduled)

2. MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Securities Co., Ltd. (“MHSC”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHSC into a wholly-owned subsidiary of MHCB by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of MHSC are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (the last trading date will be August 26, 2011).

(1)	Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

 Name of the wholly-owned subsidiary in the share exchange	Mizuho Securities Co., Ltd.

‚ Purpose of business	Financial instruments business

ƒ Effective date of the share exchange	September 1, 2011 (Scheduled)

„ Legal method of the share exchange	The share exchange in which MHCB will become a wholly-owning parent and MHSC will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

… Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHSC into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2)	Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHCB, which is a wholly-owning parent company in the share exchange)	MHSC (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	1.48

‚ Calculation method

MHFG, MHCB and MHSC engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHSC’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHCB determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHSC determined that the share exchange ratio set forth above was beneficial to the shareholders of MHSC, and MHFG, MHCB and MHSC resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 958, 035, 295 shares (Scheduled)

3. MHFG, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Investors Securities Co., Ltd. (“MHIS”) determined, at their respective meetings of the board of directors held on April 28, 2011, to turn MHIS into a wholly-owned subsidiary of MHBK by means of a share exchange and signed a share exchange agreement.

Prior to the effective date of the share exchange, shares of MHIS are scheduled to be delisted as of August 29, 2011, from the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (the last trading date will be August 26, 2011).

(1)	Name of the company to which the share exchange was applied, purpose of business, effective date of the share exchange, legal method of the share exchange, and main purpose of the share exchange

 Name of the wholly-owned subsidiary in the share exchange	Mizuho Investors Securities Co., Ltd.

‚ Purpose of business	Financial instruments business

ƒ Effective date of the share exchange	September 1, 2011 (Scheduled)

„ Legal method of the share exchange	The share exchange in which MHBK will become a wholly-owning parent and MHIS will become a wholly-owned subsidiary pursuant to Article 767 of the Company Law

… Main purpose of the share exchange

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transaction turning MHIS into a wholly owned-subsidiary is intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transaction aims to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

(2)	Share allotment ratio, calculation method, and number of shares to be delivered (scheduled)

 Share allotment ratio

Company Name	MHFG (wholly-owning parent company of MHBK, which is a wholly-owning parent company in the share exchange)	MHIS (wholly-owned subsidiary in the share exchange)
Details of allotment of shares upon the share exchange	1	0.56

‚ Calculation method

MHFG, MHBK and MHIS engaged in negotiations and discussions with reference to the calculation results of the share exchange ratio provided by BofA Merrill Lynch and J.P. Morgan and with consideration for MHFG’s and MHIS’s financial conditions, performance trends and stock price movements, etc. As a result, MHFG and MHBK determined that the share exchange ratio set forth above was beneficial to the shareholders of MHFG, and MHIS determined that the share exchange ratio set forth above was beneficial to the shareholders of MHIS, and MHFG, MHBK and MHIS resolved the share exchange ratio for the share exchange at the meetings of their respective board of directors held on April 28, 2011.

ƒ Number of shares to be delivered

Shares of common stock of MHFG: 322,951,927 shares (Scheduled)

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2011

Millions of yen
As of March 31, 2011
Assets
Current Assets
Cash and Due from Banks	¥16,490
Advances	11
Prepaid Expenses	1,120
Accounts Receivable	3,540
Other Current Assets	5,728
Total Current Assets	26,892
Fixed Assets
Tangible Fixed Assets	1,446
Buildings	829
Equipment	408
Construction in Progress	208
Intangible Fixed Assets	3,202
Trademarks	25
Software	3,113
Other Intangible Fixed Assets	64
Investments	6,003,616
Investment Securities	51,272
Investments in Subsidiaries and Affiliates	5,938,822
Long-term Prepaid Expenses	141
Other Investments	13,380
Total Fixed Assets	6,008,266

Total Assets	¥6,035,158

Liabilities
Current Liabilities
Short-term Borrowings	¥741,575
Short-term Bonds	380,000
Accounts Payable	3,829
Accrued Expenses	3,389
Accrued Corporate Taxes	94
Deposits Received	248
Reserve for Bonus Payments	246
Total Current Liabilities	1,129,384
Non-Current Liabilities
Bonds and Notes	240,000
Deferred Tax Liabilities	4,344
Reserve for Employee Retirement Benefits	1,757
Asset Retirement Obligations	640
Other Non-Current Liabilities	6,146
Total Non-Current Liabilities	252,890

Total Liabilities	¥1,382,274

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,181,375
Capital Surplus
Capital Reserve	1,025,651
Total Capital Surplus	1,025,651
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,437,204
Retained Earnings Brought Forward	1,437,204
Total Retained Earnings	1,441,554
Treasury Stock	(3,196)

Total Shareholders’ Equity	4,645,383

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	5,713

Total Valuation and Translation Adjustments	5,713

Stock Acquisition Rights	1,786

Total Net Assets	4,652,883

Total Liabilities and Net Assets	¥6,035,158

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Millions of yen
For the fiscal year ended March 31, 2011
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥16,543
Fee and Commission Income Received from Subsidiaries and Affiliates	29,878
Total Operating Income	46,422
Operating Expenses
General and Administrative Expenses	19,673
Total Operating Expenses	19,673

Operating Profits	26,748

Non-Operating Income
Interest on Deposits	20
Interest on Securities	197
Cash Dividends Received	596
Fee and Commissions	10,155
Other Non-Operating Income	1,469
Total Non-Operating Income	12,438
Non-Operating Expenses
Interest Expenses	4,759
Interest on Short-term Bonds	1,250
Interest on Bonds	10,155
Other Non-Operating Expenses	4,264
Total Non-Operating Expenses	20,429

Ordinary Profits	18,757

Extraordinary Gains
Other Extraordinary Gains	23
Total Extraordinary Gains	23
Extraordinary Losses
Other Extraordinary Losses	205
Total Extraordinary Losses	205

Income before Income Taxes	18,575

Income Taxes:
Current	63
Deferred	0
Total Income Taxes	64

Net Income	¥18,511

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Millions of yen
For the fiscal year ended March 31, 2011
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,805,565
Changes during the period
Issuance of New Shares	375,810

Total Changes during the period	375,810

Balance as of the end of the period	2,181,375

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	649,841
Changes during the period
Issuance of New Shares	375,810

Total Changes during the period	375,810

Balance as of the end of the period	1,025,651

Total Capital Surplus
Balance as of the end of the previous period	649,841
Changes during the period
Issuance of New Shares	375,810

Total Changes during the period	375,810

Balance as of the end of the period	1,025,651

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,554,974
Changes during the period
Cash Dividends	(134,966)
Net Income	18,511
Disposition of Treasury Stock	(1,314)

Total Changes during the period	(117,770)

Balance as of the end of the period	1,437,204

Total Retained Earnings
Balance as of the end of the previous period	1,559,324
Changes during the period
Cash Dividends	(134,966)
Net Income	18,511
Disposition of Treasury Stock	(1,314)

Total Changes during the period	(117,770)

Balance as of the end of the period	¥1,441,554

Millions of yen
For the fiscal year ended March 31, 2011
Treasury Stock
Balance as of the end of the previous period	¥(5,184)
Changes during the period
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	1,990

Total Changes during the period	1,987

Balance as of the end of the period	(3,196)

Total Shareholders’ Equity
Balance as of the end of the previous period	4,009,546
Changes during the period
Issuance of New Shares	751,620
Cash Dividends	(134,966)
Net Income	18,511
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	675

Total Changes during the period	635,836

Balance as of the end of the period	4,645,383

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(44)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	5,758

Total Changes during the period	5,758

Balance as of the end of the period	5,713

Stock Acquisition Rights
Balance as of the end of the previous period	1,643
Changes during the period
Net Changes in Items other than Shareholders’ Equity	142

Total Changes during the period	142

Balance as of the end of the period	1,786

Total Net Assets
Balance as of the end of the previous period	4,011,146
Changes during the period
Issuance of New Shares	751,620
Cash Dividends	(134,966)
Net Income	18,511
Repurchase of Treasury Stock	(3)
Disposition of Treasury Stock	675
Net Changes in Items other than Shareholders’ Equity	5,900

Total Changes during the period	641,737

Balance as of the end of the period	¥4,652,883

[NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1.	Valuation of Securities

Investments in subsidiaries and affiliates are stated at acquisition cost and determined by the moving average method and Other Securities (excluding domestic securities) are stated at fair value based on the quoted market price as of the balance sheet date unless it is deemed to be extremely difficult to determine the fair value. Such Other Securities are stated at acquisition cost and determined by the moving average method.

Unrealized Gains and Losses on Other Securities are recorded directly to Net Assets after excluding the amount recognized in the statement of income under the fair-value hedge method.

2.	Depreciation and Amortization of Fixed Assets

(1)	Tangible Fixed Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 5 years to 50 years

Equipment: 2 years to 17 years

(2)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3.	Deferred Assets

Stock issuance costs are expensed as incurred.

4.	Reserves

(1)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(2)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits, which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year.

Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the employees of the respective fiscal year.

5.	Method of Hedge Accounting

The fair-value hedge method is applied to hedge the foreign exchange risks associated with Other Securities denominated in foreign currencies provided that foreign-currency Other Securities are designated as a hedged item in advance and that the balance of foreign-currency payables equals to acquisition cost of the hedged foreign-currency securities.

6.	Consumption Taxes and Local Consumption Taxes

Consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGE IN PRESENTATION AND PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

(Accounting Standard for Asset Retirement Obligations)

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with this fiscal year.

As a result, Operating Profits and Ordinary Profits decreased by ¥127 million and Income before Income Taxes decreased by ¥329 million. The change in Asset Retirement Obligations due to commencement of application of the accounting standards is ¥640 million.

ADDITIONAL INFROMATION

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (5,609,000 thousand shares) with a payment date of July 21, 2010. This is a method where the new shares are underwritten and purchased by the initial purchasers at the amount to be paid to MHFG (¥125.27 per share), and sold by the underwriters to the investors at an issue price (¥130.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the initial purchasers, and allocated to each of the underwriters as underwriting fees. Accordingly, Non-Operating Expenses does not include the amount equivalent to such underwriting fees of ¥26,530 million related to the issuance.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Assets pledged as collateral accounted for ¥8,466 million of Investments.

3.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥2,246 million.

Accumulated amortization of Intangible Fixed Assets amounted to ¥3,418 million.

4.	Guarantee

(1)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥128,037 million.

(2)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. if necessary.

Mizuho Corporate Bank, Ltd.	¥35,907 million

5.	Short-term monetary claims against subsidiaries and affiliates amounted to ¥16,490 million.

Short-term monetary liabilities against subsidiaries and affiliates amounted to ¥741,737 million.

Long-term monetary claims against subsidiaries and affiliates amounted to ¥1,651 million.

Long-term monetary liabilities against subsidiaries and affiliates amounted to ¥245,840 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Transactions with subsidiaries and affiliates

Operating transactions
Operating Income	¥46,422 million
Operating Expenses	¥3,578 million
Other than operating transactions	¥26,381 million

3.	Other Non-Operating Expenses includes expenses for issuance of new shares of ¥3,564 million.

4.	Other Extraordinary Gains includes Gains on disposal of fixed assets.

5.	Other Extraordinary Losses includes losses of ¥202 million at the beginning of the period by the adoption of Accounting Standard for Asset Retirement Obligations.

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Amounts less than one million yen are rounded down.

2. Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2010	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2011	Remarks
Treasury stock
Common stock	9,397	21	3,761	5,656	*1
Eleventh Series Class XI Preferred Stock	415,471	82,395	—	497,866	*2

Total	424,868	82,416	3,761	503,522

*1.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (3,760 thousand shares) and repurchase of shares constituting less than one unit (one thousand shares).
*2.	Increases are due to request for acquisition (conversion) of preferred stock.

NOTES TO DEFERRED TAXES

Breakdown of Deferred Tax Assets/Liabilities

Millions of yen
Deferred Tax Assets
Investments in Subsidiaries and Affiliates	¥1,054,704
Tax Losses Carried Forward	867,321
Other	1,295

Sub-total of Deferred Tax Assets	1,923,321
Valuation Allowance	(1,922,482)

Total Deferred Tax Assets	839
Deferred Tax Liabilities
Net Unrealized Gains (Losses) on Other Securities	(3,919)
Prepaid Pension Cost	(1,264)

Total Deferred Tax Liabilities	(5,184)

Net Deferred Tax Assets (Liabilities)	¥(4,344)

NOTES TO PER SHARE INFORMATION

1.	Total Net Assets per Share of Common Stock is based on the following information:

Total Net Assets per Share of Common Stock		¥192.32
Total Net Assets	¥ million	4,652,883
Deductions from Total Net Assets	¥ million	464,800
Paid-in Amount of Preferred Stock	¥ million	453,576
Cash Dividends on Preferred Stock	¥ million	9,438
Stock Acquisition Rights	¥ million	1,786
Net Assets (year-end) related to Common Stock	¥ million	4,188,082

Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	21,776,528

2.	Net Income per Share of Common Stock is based on the following information:

Net Income per Share of Common Stock		¥0.46
Net Income	¥ million	18,511
Amount not attributable to Common Stock	¥ million	9,438
Cash Dividends on Preferred Stock	¥ million	9,438
Net Income related to Common Stock	¥ million	9,072

Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	19,722,818

[Translation]

Report of Independent Auditors

May 11, 2011

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2010 through March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. and consolidated subsidiaries applicable to the fiscal year ended March 31, 2011 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in “(SUBSEQUENT EVENTS) 1.” in the notes to the consolidated financial statements, Mizuho Financial Group, Inc. and Mizuho Trust & Banking Co., Ltd. determined, at their respective meetings of the board of directors held on April 28, 2011, to turn Mizuho Trust & Banking Co., Ltd. into a wholly-owned subsidiary of Mizuho Financial Group, Inc. by means of a share exchange and signed a share exchange agreement.

As described in “(SUBSEQUENT EVENTS) 2.” in the notes to the consolidated financial statements, Mizuho Financial Group, Inc., Mizuho Corporate Bank, Ltd. and Mizuho Securities Co., Ltd. determined, at their respective meetings of the board of directors held on April 28, 2011, to turn Mizuho Securities Co., Ltd. into a wholly-owned subsidiary of Mizuho Corporate Bank, Ltd. by means of a share exchange and signed a share exchange agreement.

As described in “(SUBSEQUENT EVENTS) 3.” in the notes to the consolidated financial statements, Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Investors Securities Co., Ltd. determined, at their respective meetings of the board of directors held on April 28, 2011, to turn Mizuho Investors Securities Co., Ltd. into a wholly-owned subsidiary of Mizuho Bank, Ltd. by means of a share exchange and signed a share exchange agreement.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Report of Independent Auditors

May 11, 2011

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 9th fiscal year from April 1, 2010 through March 31, 2011. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 9th fiscal year ended March 31, 2011 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 9th fiscal year from April 1, 2010 to March 31, 2011, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor received from the Directors, employees and other related persons reports on the status of (i) the establishment of structures with respect to the content of resolutions made by the Board of Directors regarding the establishment of structures to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures in accordance with Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately and such structures that have been established in compliance with such resolutions (internal control systems), which are described in the Business Report, and (ii) the management thereof, and, when necessary, requested explanations regarding such reports. As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statements of changes in shareholders’ equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

We have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

D.	Regarding the computer system failures that occurred at MHBK in March 2011, as described in the Business Report, we confirmed that the Group will endeavor together to their full extent in preventing a recurrence through thorough investigations into the cause of the computer system failures, also by comprehensively reviewing the investigation report provided by the “Special Investigating Committee on System Failures,” which is the third party committee comprised of outside experts and specialists. We will continue our observation, as the Board of Corporate Auditors, with regard to the status of further endeavors.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 12, 2011

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Tsuneo Morita)	(seal)
Full time Corporate Auditor	(Shuzo Haimoto)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masami Ishizaka)	(seal)

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

		(Billions of yen)
		Fiscal 2010		Fiscal 2009
			Change
Consolidated Gross Profits	1	2,033.2	36.6	1,996.6
Net Interest Income		1,109.4	(42.2)	1,151.7
Fiduciary Income		49.3	0.2	49.1
Credit Costs for Trust Accounts		—	—	—
Net Fee and Commission Income		466.7	0.7	466.0
Net Trading Income		243.9	(68.3)	312.3
Net Other Operating Income		163.6	146.2	17.4
General and Administrative Expenses	2	(1,285.8)	31.4	(1,317.2)
Personnel Expenses		(621.1)	37.8	(658.9)
Non-Personnel Expenses		(612.4)	(5.1)	(607.2)
Miscellaneous Taxes		(52.2)	(1.3)	(50.9)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(76.1)	186.2	(262.3)
Net Gains (Losses) related to Stocks	4	(70.5)	(74.7)	4.2
Equity in Income from Investments in Affiliates	5	(6.1)	(9.0)	2.8
Other	6	(6.1)	90.8	(96.9)

Ordinary Profits	7 (Total of 1-6)	588.4	261.3	327.1

Net Extraordinary Gains	8	46.9	(3.7)	50.6
Reversal of Reserves for Possible Losses on Loans, etc.		59.4	16.3	43.0
Income before Income Taxes and Minority Interests	9 = 7 + 8	635.4	257.6	377.7
Income Taxes - Current	10	(18.3)	(0.2)	(18.0)
- Deferred	11	(120.1)	(95.0)	(25.1)
Net Income before Minority Interests	12 = 9 + 10 + 11	496.9	162.3	334.6
Minority Interests in Net Income	13	(83.7)	11.4	(95.2)

Net Income	14 = 12 + 13	413.2	173.8	239.4

* Amounts less than one hundred million yen are rounded down. * Income Taxes - Current includes Refund of Income Taxes.

Credit-related Costs (including Credit Costs for Trust Accounts)		(16.6)	202.6	(219.3)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (BIS Standard)

	(Billions of yen)
	As of March 31, 2011 (Preliminary)		As of March 31, 2010
		Change
Risk-based Capital	7,910.9	252.9	7,658.0
Risk-weighted Assets	51,693.8	(5,169.4)	56,863.2
Capital Adequacy Ratio (%)	15.30	1.84	13.46

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

		(Billions of yen)
		Fiscal 2010
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	Fiscal 2009
Gross Profits	1	809.2	678.3	131.8	1,619.5	26.3	1,593.1
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(554.7)	(234.9)	(87.3)	(877.1)	30.0	(907.2)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3 = 1 + 2	254.5	443.3	44.4	742.3	56.4	685.9

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	—	—	—	—	(47.6)	47.6

Net Business Profits	5 = 3 + 4	254.5	443.3	44.4	742.3	8.8	733.5

Net Non-Recurring Gains (Losses)	6	(116.0)	(102.2)	(16.8)	(235.1)	192.7	(427.8)

Ordinary Profits	7 = 5 + 6	138.4	341.1	27.6	507.2	201.5	305.6

Net Extraordinary Gains (Losses)	8	33.3	37.3	4.3	75.1	37.8	37.2
Income before Income Taxes	9 = 7 + 8	171.8	378.5	32.0	582.4	239.4	342.9
Income Taxes - Current	10	(0.4)	(12.6)	(0.0)	(13.0)	(12.1)	(0.9)
- Deferred	11	(21.5)	(93.9)	(6.8)	(122.3)	(93.4)	(28.9)

Net Income	12 = 9 + 10 + 11	149.8	271.9	25.2	447.0	133.8	313.1

*       Amounts less than one hundred million yen are rounded down.

*       Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking excludes the amounts of Credit Costs for Trust Accounts.

*       Income Taxes - Current includes Refund of Income Taxes.

(Reference)
		(Billions of yen)
Credit-related Costs		(15.3)	32.5	(1.0)	16.0	173.1	(157.1)

2. Consolidated Capital Adequacy Ratio (Preliminary)

	(Billions of yen)
	As of March 31, 2011
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
	Domestic Standard	BIS Standard	BIS Standard
Risk-based Capital	3,410.8	5,287.1	400.4
Risk-weighted Assets	22,868.8	28,121.6	2,449.6
Capital Adequacy Ratio (%)	14.91	18.80	16.34

*	Amounts less than one hundred million yen are rounded down.

3. Financial Conditions

	(Billions of yen)
	As of March 31, 2011					As of March 31, 2010
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change
Deposits/Loans and Bills Discounted
Deposits (including Negotiable Certificates of Deposit)	57,328.5	29,370.9	3,290.2	89,989.6	2,315.3	87,674.3
Loans and Bills Discounted	33,376.2	26,367.7	3,249.6	62,993.7	712.4	62,281.2
Disclosed Claims under the FRL
Claims against Bankrupt and Substantially Bankrupt Obligors	175.7	17.5	38.0	231.4	(26.6)	258.0
Claims with Collection Risk	404.4	119.4	29.3	553.2	(78.7)	632.0
Claims for Special Attention	269.6	139.9	13.7	423.3	(6.4)	429.8
Total	849.8	276.9	81.1	1,208.0	(111.9)	1,319.9
Unrealized Gains/Losses on Securities
Stocks	(8.1)	154.1	35.7	181.7	(117.7)	299.4
Debentures	(1.9)	(15.2)	5.1	(12.1)	(85.5)	73.3
Others	(34.5)	(135.0)	(15.1)	(184.8)	(71.9)	(112.8)
Total	(44.6)	3.8	25.6	(15.2)	(275.1)	259.9

*	Amounts less than one hundred million yen are rounded down.
*	Figures of MHTB in Disclosed Claims under the FRL include trsut accounts.
*	Unrealized Gains/Losses on Securities indicate the difference between book values on the consolidated balance sheets regarding “Other Securities” which have readily determinable fair value and the acquisition costs.
In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceeding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.